Filed Pursuant to Rule 253(g)(1)

File No. 024-11910

OFFERING CIRCULAR

Global Fiber Technologies, Inc.
500,000,000 Shares of Common Stock

This Post-Qualification Offering Circular Amendment No. 1 (the “PQA”) amends the Offering Circular of Global Fiber Technologies, Inc., a Nevada corporation, dated June 16, 2022, as qualified on June 24, 2022, and as may be amended and supplemented from time to time, to reduce the offering price of the 500,000,000 Offered Shares to $0.00225 per share (the price to be fixed by a post-qualification supplement).

By this PQA, Global Fiber Technologies, Inc., a Nevada corporation, is offering for sale a maximum of 500,000,000 shares of its common stock (the “Offered Shares”), at a fixed price of $0.00225 per share, pursuant to Tier 2 of Regulation A of the United States Securities and Exchange Commission (the “SEC”). A minimum purchase of $5,000 of the Offered Shares is required in this offering; any additional purchase must be in an amount of at least $1,000. This offering is being conducted on a best-efforts basis, which means that there is no minimum number of Offered Shares that must be sold by us for this offering to close; thus, we may receive no or minimal proceeds from this offering. All proceeds from this offering will become immediately available to us and may be used as they are accepted. Purchasers of the Offered Shares will not be entitled to a refund and could lose their entire investments. Please see the “Risk Factors” section, beginning on page 4, for a discussion of the risks associated with a purchase of the Offered Shares.

This offering will commence within two days of SEC qualification; this offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion. (See “Plan of Distribution”).

Title of Securities Offered	Number of Shares	Price to Public	Commissions (1)	Proceeds to Company (2)
Common Stock	500,000,000	$0.00225	$-0-	$1,125,000

(1)	We may offer the Offered Shares through registered broker-dealers and we may pay finders. However, information as to any such broker-dealer or finder shall be disclosed in an amendment to this PQA.
(2)	Does not account for the payment of expenses of this offering estimated at $20,000. See “Plan of Distribution.”

Our common stock is quoted in the over-the-counter under the symbol “GFTX” in the OTC Pink marketplace of OTC Link. On August 4, 2022, the closing price of our common stock was $0.0031 per share.

Investing in the Offered Shares is speculative and involves substantial risks, including the superior voting rights of our outstanding shares of Class B Convertible Preferred Stock, which preclude current and future owners of our common stock, including the Offered Shares, from influencing any corporate decision. The Class B Convertible Preferred Stock has the following voting rights: each share of Class B Convertible Preferred Stock votes together with our common stock as a single class and is entitled to 10,000 votes per share. Our President, as the owner of all outstanding shares of the Class B Convertible Preferred Stock, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares”). You should purchase Offered Shares only if you can afford a complete loss of your investment. See Risk Factors, beginning on page 4, for a discussion of certain risks that you should consider before purchasing any of the Offered Shares.

THE SEC DOES NOT PASS UPON THE MERITS OF, OR GIVE ITS APPROVAL TO, ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC. HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The use of projections or forecasts in this offering is prohibited. No person is permitted to make any oral or written predictions about the benefits you will receive from an investment in Offered Shares.

No sale may be made to you in this offering, if you do not satisfy the investor suitability standards described in this PQA under “Plan of Distribution—State Law Exemption and Offerings to ‘Qualified Purchasers’” (page 14). Before making any representation that you satisfy the established investor suitability standards, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This PQA follows the disclosure format of Form S-1, pursuant to the General Instructions of Part II(a)(1)(ii) of Form 1-A.

The date of this Post-Qualification Offering Circular Amendment No. 1 is August 5, 2022.

2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this PQA includes some statements that are not historical and that are considered forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our expectations, hopes, beliefs and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words anticipates, believes, continue, could, estimates, expects, intends, may, might, plans, possible, potential, predicts, projects, seeks, should, will, would and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this PQA are based on current expectations and beliefs concerning future developments that are difficult to predict. We cannot guarantee future performance, or that future developments affecting our company will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below in the Risk Factors section. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

OFFERING CIRCULAR SUMMARY

The following summary highlights material information contained in this PQA. This summary does not contain all of the information you should consider before purchasing our common stock. Before making an investment decision, you should read this PQA carefully, including the Risk Factors section and the consolidated financial statements and the notes thereto. Unless otherwise indicated, the terms “we”, “us” and “our” refer and relate to Global Fiber Technologies, Inc., a Nevada corporation, including its subsidiaries: Trident Merchant Group, Inc., a Nevada corporation (wholly owned); Progressive Fashions Inc., a Nevada corporation (wholly owned); Leading Edge Fashion, LLC (majority owned); Pure361, LLC (majority owned); and EcoTek 360, Inc. (majority owned).

3

Our Company

Global Fiber Technologies, Inc. was incorporated in Nevada on March 25, 2005 as “Premier Publishing Group, Inc.” Originally formed as a publishing company, the Company ceased its publishing operations in or around 2007. The Company created a new subsidiary, Fiber Chain, Inc. in November 2018 for the purpose of operating as an intermediary providing an expedited trading platform for buyers and sellers to efficiently consummate fiber transactions. The Company owns 51% of Fiber Chain, Inc. Fiber Chain, Inc. has had no operations to date nor did it have assets or liabilities as of December 31, 2020 and 2019, respectively.

On June 18, 2019, the Company completed its acquisition of assets from AH Originals, Inc. (“AHO”), a corporation controlled by the same owner group of Global Fiber Technologies, Inc., for the consideration of 6,400,000 shares of common stock of the Company to be issued and the issuance of a promissory note of $447,150 that bears 3% interest per annum and has a one-year term with eight options to extend the maturity date for three-month periods. In addition, the Company issued to AHO 200,000 common shares of Authentic Heroes, Inc. (“AHI”), a subsidiary created by the Company, to hold the purchased assets. AHI had commenced minimal operations as of December 31, 2019.

Offering Summary

Securities Offered	The Offered Shares, 500,000,000 shares of common stock, are being offered by our company.
Offering Price Per Share	$0.00225 per Offered Share.
Shares Outstanding Before This Offering	1,505,431,849 shares of common stock issued and outstanding as of the date of this PQA.
Shares Outstanding After This Offering	2,005,431,849 shares of common stock issued and outstanding, assuming a maximum offering hereunder.
Minimum Number of Shares to Be Sold in This Offering	None
Disparate Voting Rights

Our outstanding shares of Class B Convertible Preferred Stock possess superior voting rights, which preclude current and future owners of our common stock, including the Offered Shares, from influencing any corporate decision. The Class B Convertible Preferred Stock has the following voting rights: each share of Class B Convertible Preferred Stock votes together with our common stock as a single class and is entitled to 10,000 votes per share. Our President, Christopher Giordano, as the owner of all of the outstanding shares of the Class B Convertible Preferred Stock, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares” and “Security Ownership of Certain Beneficial Owners and Management”).

Investor Suitability Standards

The Offered Shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). “Qualified purchasers” include: (a) “accredited investors” under Rule 501(a) of Regulation D and (b) all other investors so long as their investment in the Offered Shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).

Market for our Common Stock	Our common stock is quoted in the over-the-counter market under the symbol “GFTX” in the OTC Pink marketplace of OTC Link.
Termination of this Offering

This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC and (c) the date on which this offering is earlier terminated by us, in our sole discretion. (See “Plan of Distribution”).

Use of Proceeds	We will apply the proceeds of this offering for repayment of indebtedness, equipment purchases, stadium deposits, general and administrative expenses and working capital. (See “Use of Proceeds”).
Risk Factors

An investment in the Offered Shares involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investments. You should carefully consider the information included in the Risk Factors section of this PQA, as well as the other information contained in this PQA, prior to making an investment decision regarding the Offered Shares.

Corporate Information

Our principal executive offices are located at 50 Division Street, Somerset, New Jersey 08873; our telephone number is (732) 695-4389; our corporate website is located at www.globalfibertechnologies.com. No information found on our company’s website is part of this PQA.

4

Continuing Reporting Requirements Under Regulation A

We are required to file periodic and other reports with the SEC, pursuant to the requirements of Section 13(a) of the Securities Exchange Act of 1934. Our continuing reporting obligations under Regulation A are deemed to be satisfied, as long as we comply with our Section 13(a) reporting requirements. As a Tier 2 issuer under Regulation A, we will file with the SEC a Form 1-Z (Exit Report Under Regulation A) upon the termination of this offering.

RISK FACTORS

An investment in the Offered Shares involves substantial risks. You should carefully consider the following risk factors, in addition to the other information contained in this PQA, before purchasing any of the Offered Shares. The occurrence of any of the following risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this PQA, including statements in the following risk factors, constitute forward-looking statements. (See “Cautionary Statement Regarding Forward-Looking Statements”).

Risks Related to Our Company

There is a substantial doubt about our ability to continue as a going concern. The report of our independent auditors that accompanies our consolidated financial statements includes an explanatory paragraph indicating there is a substantial doubt about our ability to continue as a going concern, citing our need for additional capital for the future planned expansion of our activities and to service our ordinary course activities (which may include servicing of indebtedness). The inclusion of a going concern explanatory paragraph in the report of our independent auditors will make it more difficult for us to secure additional financing or enter into strategic relationships on terms acceptable to us, if at all, and likely will materially and adversely affect the terms of any financing that we might obtain. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty.

We have incurred significant losses in prior periods, and losses in the future could cause the quoted price of our common stock to decline or have a material adverse effect on our financial condition, our ability to pay our debts as they become due, and on our cash flows. To date, we have generated limited revenues from our operations, and we have incurred significant losses in prior periods. Form the three months ended March 31, 2022, we reported net income of $391,027 (unaudited), which was due to a one-time gain on change in fair value of derivative liabilities of $570,008 (unaudited), and, as of such date, we had an accumulated deficit of $34,831,503 (unaudited). For the years ended December 31, 2021 and 2020, we incurred a net loss of $1,401,237 and $1,135,868, respectively, and, as of such dates, we had an accumulated deficit of $35,222,530 and $33,821,293, respectively.

We had net cash used in operating activities of $94,616 (unaudited) for the three months ended March 31, 2022. At March 31, 2022, we had a working capital deficit of $3,310,354 (unaudited) and a shareholders’ deficit of $3,165,957 (unaudited). We had net cash used in operating activities of $174,309 and $12,102 for the years ended December 31, 2021 and 2020, respectively. At December 31, 2021, we had a working capital deficit of $3,853,272 and a shareholders’ deficit of $3,679,390. Any losses in the future could cause the quoted price of our common stock to decline or have a material adverse effect on our financial condition, our ability to pay our debts as they become due, and on our cash flows.

At March 31, 2022, and as of the date of this PQA, we do not have sufficient cash resources or current assets to pay our obligations. This circumstance represents a significant risk to our business and shareholders and results in: (1) making it more difficult for us to satisfy our obligations; (2) impeding us from obtaining additional financing in the future for working capital, capital expenditures and general corporate purposes; and (3) making us more vulnerable to a downturn in our business and limits our flexibility to plan for, or react to, changes in our business.

The time required for us to become profitable under our current business structure is highly uncertain, and we cannot assure you that we will achieve or sustain profitability or generate sufficient cash flow from operations to meet our planned capital expenditures, working capital and debt service requirements. If required, our ability to obtain additional financing from other sources also depends on many factors beyond our control, including the state of the capital markets and the prospects for our business. The necessary additional financing may not be available to us or may be available only on terms that would result in further dilution to the current owners of our common stock.

We intend to seek interim short-term financing to continue full legal compliance with its SEC filings, and to bring on the necessary personnel to begin its future development activities. Our working capital needs will be met largely from the sale of debt and public equity securities, including in this offering, until such time that funds provided by operations, if ever, are sufficient to fund working capital requirements. The accompanying financial statements do not include any adjustments relating to the recoverability or classification of recorded assets and liabilities that might result should our company be unable to continue as a going concern.

5

Our cash expenses are large relative to our cash resources and cash flow. At March 31, 2022, we had $6,479 (unaudited) in cash and continue to have limited cash resources available to us. Consequently, we have been required either to sell new shares of our common stock or convertible promissory notes to raise the cash necessary to pay ongoing expenses and to make new investments, which actions could lead to continuing dilution in the interest of our existing shareholders.

We will require additional capital to fund our operations and if we do not obtain additional capital, we may be required to substantially limit our operations. Our business does not presently generate the cash needed to finance our current and anticipated operations and we need to obtain additional financing to finance our operations, until such time that we are able to conduct profitable revenue-generating activities.

Anticipated, but as yet unproven, revenue from sponsorships, television, licensing, special events and market reservations are expected to provide sufficient working capital for on-going operations. Our capital requirement in connection with our growth plans requires substantial working capital to fund our business.

We require short-term financing, as well as financing over the next 12 months, to satisfy our anticipated capital needs. However, as discussed below, the impact of the COVID-19 pandemic has had, and may continue to have, material and adverse effects on our ability to successfully obtain the required capital.

Through the date of this PQA, smaller investments have been obtained to meet certain our ongoing expenses. We cannot assure you that adequate financing will be available on acceptable terms, if at all. Our failure to raise additional financing, including through this offering, in a timely manner would adversely affect our ability to pursue our business plan and could cause us to delay launching our league and our proposed business plan.

Our quarter-to-quarter performance may vary substantially, and this variance, as well as general market conditions, may cause our stock price to fluctuate greatly and even potentially expose us to litigation. We have been unable to generate significant revenues under our our business plan and we cannot accurately estimate future revenue and operating expenses based on historical performance. Our quarterly operating results may vary significantly based on many factors, including:

-	Fluctuating demand for our potential products;

-	Announcements or implementation by our competitors of new products;

-	Amount and timing of our costs related to our marketing efforts or other initiatives;

-	Timing and amounts relating to the expansion of our operations;

-	Our ability to enter into, renegotiate or renew key agreements;

-	Timing and amounts relating to the expansion of our operations; or

-	Economic conditions specific to our industry, as well as general economic conditions.

Our current and future expense estimates are based, in large part, on estimates of future revenue, which is difficult to predict. We expect to make significant operating and capital expenditures in connection with the development of our plan of business. We may be unable to, or may elect not to, adjust spending quickly enough to offset any unexpected revenue shortfall. If our increased expenses were not accompanied by increased revenue in the same quarter, our quarterly operating results would be harmed.

The COVID-19 pandemic could have a material adverse impact on our business, results of operations and financial condition. In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China. In January 2020, the World Health Organization declared the COVID-19 outbreak a “Public Health Emergency of International Concern.” This worldwide outbreak has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines and travel bans intended to control the spread of the virus. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses and facilities. These restrictions, and future prevention and mitigation measures, have had an adverse impact on global economic conditions and are likely to have an adverse impact on consumer confidence and spending, which could materially adversely affect the supply of, as well as the demand for, our products. Uncertainties regarding the economic impact of COVID-19 is likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows.

Should the adverse impacts described above (or others that are currently unknown) occur, whether individually or collectively, our company would expect to experience, among other things, an inability to produce revenues and cash flows sufficient to conduct operations, meet the terms of our existing debt covenants and other requirements under our financing arrangements or service our outstanding debt. Such a circumstance could, among other things, exhaust our liquidity (and ability to access liquidity sources) or trigger an acceleration to pay a significant portion or all of our then-outstanding debt obligations, which we may be unable to do.

6

If we fail to effectively manage our growth, and effectively develop our business, our business will be harmed. Failure to manage growth of operations could harm our business. To date, a significant amount of activities and resources have been directed at developing our business plan and potential related products. In order to effectively manage growth, we must:

-	Continue to develop an effective planning and management process to implement our business strategy;

-	Hire, train and integrate new personnel in all areas of our business; and

-	Increase capital investments.

We cannot assure you that we will be able to accomplish these tasks or effectively manage our growth.

We are dependent upon our key executives for future success. Our future success to a significant extent depends on the continued services of our executive officers, Christopher Giordano, our President, and Paul Serbiak, our CEO. The departure of Mr. Giordano or Mr. Serbiak could materially adversely affect our ability to implement our business strategy. Currently, we do not maintain for our benefit, any key-man life insurance on our key executives.

If we are unable to recruit and retain key personnel, our business may be harmed. If we are unable to attract and retain key personnel, our business may be harmed. Our failure to enable the effective transfer of knowledge and facilitate smooth transitions with regard to our key employees could adversely affect our long-term strategic planning and execution.

Our business plan is not based on independent market studies. We have not commissioned any independent market studies concerning our business plans. Rather, our plans for implementing our business strategy and achieving profitability are based on the experience, judgment and assumptions of our management. If these assumptions prove to be incorrect, we may not be successful in our business operations.

Our Board of Directors may change our policies without shareholder approval. Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, will be determined by our Board of Directors or officers to whom our Board of Directors delegate such authority. Our Board of Directors will also establish the amount of any dividends or other distributions that we may pay to our shareholders. Our Board of Directors or officers to which such decisions are delegated will have the ability to amend or revise these and our other policies at any time without shareholder vote. Accordingly, our shareholders will not be entitled to approve changes in our policies, which policy changes may have a material adverse effect on our financial condition and results of operations.

We are subject to the risks frequently experienced by smaller reporting companies. The likelihood of our success must be considered in light of the risks frequently encountered by smaller reporting companies. These risks include our potential inability to:

-	Establish product sales and marketing capabilities.

-	Identify, attract, retain, and motivate qualified personnel.

-	Maintain our reputation and build trust with consumers.

-	Attract sufficient capital resources to develop our business.

Our company has a limited history with respect to its newly established sports and music memorabilia business structure. As our company moves forward with its sports and music memorabilia-related business operations, we will be subject to risks and difficulties frequently encountered by early-stage business enterprises, such as our company.

Unanticipated problems, expenses and delays are frequently encountered in establishing a new business, along with developing new products and services. We may not be successful in addressing some or all of those risks, in which case there could be a material negative effect on our business and the value of our common stock that could also cause our company to reduce, curtail or cease operations. Our company may never become profitable if revenue is lower and operating expenses are higher than anticipated.

Risks Related to Our Organization and Structure

Our holding company structure makes us dependent on our subsidiaries for our cash flow and could serve to subordinate the rights of our shareholders to the rights of creditors of our subsidiaries, in the event of an insolvency or liquidation of any such subsidiary. Our company acts as a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. Such subsidiaries will be separate and distinct legal entities. As a result, substantially all of our cash flow will depend upon the earnings of our subsidiaries. In addition, we will depend on the distribution of earnings, loans or other payments by our subsidiaries. No subsidiary will have any obligation to provide our company with funds for our payment obligations. If there is an insolvency, liquidation or other reorganization of any of our subsidiaries, our shareholders will have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before our company, as a shareholder, would be entitled to receive any distribution from that sale or disposal.

7

Risks Related to a Purchase of the Offered Shares

The outstanding shares of our Class B Convertible Preferred Stock preclude current and future owners of our common stock from influencing any corporate decision. Our President, Christopher Giordano, owns all of the outstanding shares of our Class B Convertible Preferred Stock. The Class B Convertible Preferred Stock has the following voting rights: each share of Class B Convertible Preferred Stock votes together with our common stock as a single class and is entitled to 10,000 votes per share. Mr. Giordano will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Security Ownership of Certain Beneficial Owners and Management”).

We have established preferred stock, which our Board of Directors can designate and issue without shareholder approval. We have remaining 800,000 shares of preferred stock authorized but undesignated. These shares of undesignated preferred stock may be issued by our Board of Directors from time to time, in one or more series, each series of which shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as adopted by our Board of Directors. Our Board of Directors is able to designate the powers and preferences of any such series of preferred stock without shareholder approval.

We have approximately $400,000 in currently convertible debt instruments, the existence and/or conversion of which could cause a reduction in the market price for our common stock. As of the date of this PQA, we have approximately $400,000 in currently convertible debt instruments, the conversion terms of which require share issuances at below-market prices. All such shares constitute an overhang on the market for our common stock and, if and when issued, will be issued without transfer restrictions, pursuant to certain exemptions from registration, and could reduce prevailing market prices for our common stock. Also, in the future, we may also issue securities in connection with our obtaining needed capital or an acquisition transaction. The amount of shares of our common stock issued in connection with any such transaction could constitute a material portion of our then-outstanding shares of common stock.

 Our failure to reserve sufficient shares of common stock could be considered an event of default. We have existing convertible promissory notes with a covenant to reserve sufficient shares of common stock with our transfer agent for the potential conversion of these securities. As of the date of this PQA, the calculated shares issuable under the assumed conversion of the promissory notes is greater than the amount of shares that we have reserved with respect to such convertible promissory notes. As a result, the holders of such convertible promissory notes could declare an event of default and the principal and accrued interest would become immediately due and payable. Additionally, the holders of such convertible promissory notes have additional remedies, including penalties against our company.

We may seek capital that may result in shareholder dilution or that may have rights senior to those of our common stock, including the Offered Shares. From time to time, we may seek to obtain additional capital, either through equity, equity-linked or debt securities. The decision to obtain additional capital will depend on, among other factors, our business plans, operating performance and condition of the capital markets. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, which could negatively affect the market price of our common stock or cause our shareholders to experience dilution.

Shares eligible for future sale may adversely affect the market. From time to time, certain of our shareholders may be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act, subject to certain limitations. In general, a non-affiliate stockholder who has satisfied a six-month holding period may, under certain circumstances, sell its shares, without limitation. Any substantial sale of the our common stock pursuant to Rule 144, pursuant to any resale prospectus or pursuant to this PQA may have a material adverse effect on the market price of our common stock.

We do not intend to pay dividends on our common stock. We intend to retain earnings, if any, to provide funds for the implementation of our business strategy. We do not intend to declare or pay any dividends in the foreseeable future. Therefore, there can be no assurance that holders of our common stock will receive cash, stock or other dividends on their shares of our common stock, until we have funds which our Board of Directors determines can be allocated to dividends.

Our common stock has been, and may in the future be, a “Penny Stock” and subject to specific rules governing its sale to investors. The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to our Common Stock, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a person’s account for transactions in penny stocks; and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

8

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person; and make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form sets forth the basis on which the broker or dealer made the suitability determination; and that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors sell shares of our common stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

There is limited trading activity in our common stock and there is no assurance that an active market will develop in the future. Although our common stock is currently quoted on the OTC Pink marketplace of OTC Link (an interdealer electronic quotation system operated by OTC Markets Group, Inc.) under the symbol “GFTX”, trading of our common stock may be extremely sporadic. For example, several days may pass before any shares may be traded. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations of the price of our common stock. There can be no assurance that a more active market for our common stock will develop, or if one should develop, there is no assurance that it will be sustained. This severely limits the liquidity of our common stock, and would likely have a material adverse effect on the market price of our common stock and on our ability to raise additional capital.

The market for our common stock may be volatile; you could lose all or part of your investment in the Offered Shares. The market price of our common stock may fluctuate substantially and will depend on a number of factors many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in the Offered Shares, since you might be unable to sell your Offered Shares at or above the price you pay for the Offered Shares. Factors that could cause fluctuations in the market price of our common stock include, but are not limited to, the following:

-	price and volume fluctuations in the overall stock market from time to time;

-	volatility in the market prices and trading volumes of sports and music memorabilia stocks;

-	changes in operating performance and stock market valuations of other sports and music memorabilia-related companies generally, or those in our industry, in particular;

-	sales of shares of our common stock by us or our shareholders;

-	failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

-	the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

-	announcements by us or our competitors of new products or services;

-	the public’s reaction to our press releases, other public announcements and filings with the SEC;

-	rumors and market speculation involving us or other companies in our industry;

-	actual or anticipated changes in our operating results or fluctuations in our operating results;

-	actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

-	litigation involving us and/or our industry, or investigations by regulators into our operations or those of our competitors;

-	developments or disputes concerning our intellectual property or other proprietary rights;

-	announced or completed acquisitions of businesses or technologies by us or our competitors;

-	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

-	changes in accounting standards, policies, guidelines, interpretations or principles;

-	any significant change in our management; and

-	general economic conditions and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

9

Compliance with the reporting requirements of federal securities laws can be expensive. We are a public reporting company in the United States, and accordingly, subject to the information and reporting requirements of the Exchange Act and other federal securities laws, and the compliance obligations of the Sarbanes-Oxley Act. The costs of preparing and filing annual and quarterly reports and other required information with the SEC, furnishing audited reports to shareholders and preparing any registration statements from time to time, if any, are substantial.

Applicable regulatory requirements, including those contained in and issued under the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract qualified officers and directors, which could adversely affect the management of our business and our ability to obtain or retain listing of our common stock. We may be unable to attract and retain those qualified officers, directors and members of board committees required to provide for effective management because of the rules and regulations that govern publicly held companies, including, but not limited to, certifications by principal executive officers. The enactment of the Sarbanes-Oxley Act has resulted in the issuance of a series of related rules and regulations and the strengthening of existing rules and regulations by the SEC, as well as the adoption of new and more stringent rules by the stock exchanges. The perceived increased personal risk associated with these changes may deter qualified individuals from accepting roles as directors and executive officers.

Further, some of these changes heighten the requirements for board or committee membership, particularly with respect to an individual’s independence from the corporation and level of experience in finance and accounting matters. While certain board and committee requirements may not apply to us as an OTC listed company, we intend to explore voluntarily complying with some of these requirements. We may have difficulty attracting and retaining directors with the requisite qualifications. If we are unable to attract and retain qualified officers and directors, the management of our business and our ability to obtain or retain listing of our shares of common stock on any stock exchange (assuming we elect to seek and are successful in obtaining such listing) could be adversely affected.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or detect fraud, and, consequently, investors could lose confidence in our financial reporting and this may decrease the trading price of our common stock. We must maintain effective internal controls to provide reliable financial reports and detect fraud. We have been assessing our internal controls to identify areas that need improvement. We are in the process of implementing changes to internal controls, but have not yet completed implementing these changes. Failure to implement these changes to our internal controls or any others that it identifies as necessary to maintain an effective system of internal controls could harm our operating results and cause investors to lose confidence in our reported financial information. Any such loss of confidence would have a negative effect on the trading price of our stock.

A material weakness in internal controls may remain undetected for a longer period, because of our exemption from the auditor attestation requirements under Section 404(b) of Sarbanes-Oxley. Our Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Our management’s report was not subject to attestation by our registered public accounting firm, pursuant to rules of the SEC that permit us to provide only management’s attestation with respect thereto. As a result, any material weakness in our internal controls may remain undetected for a longer period.

Our Articles of Incorporation allows for our board to create new series of preferred stock without further approval by our shareholders, which could adversely affect the rights of the holders of our common stock, including purchasers of the Offered Shares. Our board of directors has the authority to issue shares of our preferred stock, with such relative rights and preferences as the board of directors may determine, without further shareholder approval. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation and the right to receive dividend payments before dividends are distributed to the holders of our common stock. In addition, our board of directors could authorize the issuance of a series of preferred stock that has greater voting power than our common stock or that is convertible into our common stock, which could decrease the relative voting power of our common stock or result in dilution to our existing shareholders.

You will suffer dilution in the net tangible book value of the Offered Shares you purchase in this offering. If you acquire any Offered Shares, you will suffer immediate dilution, due to the lower book value per share of our common stock compared to the purchase price of the Offered Shares in this offering. (See “Dilution”).

Future issuances of debt securities and equity securities could negatively affect the market price of shares of our common stock and, in the case of equity securities, may be dilutive to existing shareholders. In the future, we may issue debt or equity securities or incur other financial obligations, including stock dividends. Upon liquidation, it is possible that holders of our debt securities and other loans and preferred stock would receive a distribution of our available assets before common shareholders. We are not required to offer any such additional debt or equity securities to existing shareholders on a preemptive basis. Therefore, additional common stock issuances, directly or through convertible or exchangeable securities, warrants or options, would dilute the holdings of our existing common shareholders and such issuances, or the perception of such issuances, could reduce the market price of shares of our common stock.

10

As an issuer of penny stock, the protection provided by the federal securities laws relating to forward-looking statements does not apply to us. Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection, in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

DILUTION

Dilution in net tangible book value per share to purchasers of our common stock in this offering represents the difference between the amount per share paid by purchasers of the Offered Shares in this offering and the pro forma as adjusted net tangible book value per share immediately after completion of this offering. In this offering, dilution is attributable primarily to our relatively low net tangible book value per share.

If you purchase Offered Shares in this offering, your investment will be diluted to the extent of the difference between your purchase price per Offered Share and the net pro forma as adjusted tangible book value per share of our common stock after this offering. Our net tangible book value as of March 31, 2022, was $(3,461,230), or $(0.0021) per share.

Without taking into account issuances of our common stock occurring after March 31, 2022, the tables below illustrate the dilution to purchasers of Offered Shares in this offering, on a pro forma basis, assuming 100%, 75%, 50% and 25% of the Offered Shares are sold.

Assuming the Sale of 100% of the Offered Shares

Offering price per share	$0.00225
Net tangible book value per share as of March 31, 2022	$(0.0021)
Increase in net tangible book value per share after giving effect to this offering	$0.0013
Pro forma net tangible book value per share as of March 31, 2022	$(0.0008)
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.0038

Assuming the Sale of 75% of the Offered Shares

Offering price per share	$0.00225
Net tangible book value per share as of March 31, 2022	$(0.0021)
Increase in net tangible book value per share after giving effect to this offering	$0.0010
Pro forma net tangible book value per share as of March 31, 2022	$(0.0011)
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.0041

Assuming the Sale of 50% of the Offered Shares

Offering price per share	$0.00225
Net tangible book value per share as of March 31, 2022	$(0.0021)
Increase in net tangible book value per share after giving effect to this offering	$0.0007
Pro forma net tangible book value per share as of March 31, 2022	$(0.0014)
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.0044

Assuming the Sale of 25% of the Offered Shares

Offering price per share	$0.00225
Net tangible book value per share as of March 31, 2022	$(0.0021)
Increase in net tangible book value per share after giving effect to this offering	$0.0004
Pro forma net tangible book value per share as of March 31, 2022	$(0.0017)
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.0047

USE OF PROCEEDS

The table below sets forth the estimated proceeds we would derive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the Offered Shares and assuming the payment of no sales commissions or finder’s fees. There is, of course, no guaranty that we will be successful in selling any of the Offered Shares in this offering.

	Assumed Percentage of Offered Shares Sold in This Offering
	25%	50%	75%	100%
Offered Shares sold	125,000,000	250,000,000	375,000,000	500,000,000
Gross proceeds	$281,250	$562,500	$843,750	$1,125,000
Offering expenses	20,000	20,000	20,000	20,000
Net proceeds	$261,250	$542,500	$823,750	$1,105,000

11

The table below sets forth the manner in which we intend to apply the net proceeds derived by us in this offering, assuming the sale of 25%, 50%, 75% and 100% of the Offered Shares. All amounts set forth below are estimates.

	Use of Proceeds for Assumed Percentage of Offered Shares Sold in This Offering
	25%	50%	75%	100%
Equipment	$58,780	$122,060	$185,340	$248,625
Debt Repayment	58,780	122,060	185,340	248,625
Licensing	58,780	122,060	185,340	248,625
General & Administrative Expenses	58,780	122,060	185,340	248,625
Working Capital	26,130	54,260	82,390	110,500
TOTAL	$261,250	$542,500	$823,750	$1,105,000

We reserve the right to change the foregoing use of proceeds, should our management believe it to be in the best interest of our company. The allocations of the proceeds of this offering presented above constitute the current estimates of our management and are based on our current plans, assumptions made with respect to the industry in which we currently or, in the future, expect to operate, general economic conditions and our future revenue and expenditure estimates.

Investors are cautioned that expenditures may vary substantially from the estimates presented above. Investors must rely on the judgment of our management, who will have broad discretion regarding the application of the proceeds of this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds of this offering for other purposes.

In the event we do not obtain the entire offering amount hereunder, we may attempt to obtain additional funds through private offerings of our securities or by borrowing funds. Currently, we do not have any committed sources of financing.

PLAN OF DISTRIBUTION

In General

Our company is offering a maximum of 500,000,000 Offered Shares on a best-efforts basis, at a fixed price of $0.00225 per Offered Share; any funds derived from this offering will be immediately available to us for our use. There will be no refunds. This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion.

There is no minimum number of Offered Shares that we are required to sell in this offering. All funds derived by us from this offering will be immediately available for use by us, in accordance with the uses set forth in the Use of Proceeds section of this PQA. No funds will be placed in an escrow account during the offering period and no funds will be returned, once an investor’s subscription agreement has been accepted by us.

We intend to sell the Offered Shares in this offering through the efforts of our President, Christopher Giordano. Mr. Giordano will not receive any compensation for offering or selling the Offered Shares. We believe that Mr. Giordano is exempt from registration as a broker-dealer under the provisions of Rule 3a4-1 promulgated under the Securities Exchange Act of 1934 (the Exchange Act). In particular, Mr. Giordano:

-	is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Securities Act; and

-	is not to be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

-	is not an associated person of a broker or dealer; and

12

-	meets the conditions of the following:

-	primarily performs, and will perform at the end of this offering, substantial duties for us or on our behalf otherwise than in connection with transactions in securities; and

-	was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and

-	did not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraphs (a)(4)(i) or (iii) of Rule 3a4-1 under the Exchange Act.

As of the date of this PQA, we have not entered into any agreements with selling agents for the sale of the Offered Shares. However, we reserve the right to engage FINRA-member broker-dealers. In the event we engage FINRA-member broker-dealers, we expect to pay sales commissions of up to 8.0% of the gross offering proceeds from their sales of the Offered Shares. In connection with our appointment of a selling broker-dealer, we intend to enter into a standard selling agent agreement with the broker-dealer pursuant to which the broker-dealer would act as our non-exclusive sales agent in consideration of our payment of commissions of up to 8.0% on the sale of Offered Shares effected by the broker-dealer.

Procedures for Subscribing

If you are interested in subscribing for Offered Shares in this offering, please submit a request for information by e-mail to Mr. Giordano at: chrisg@ecotek360.com; all relevant information will be delivered to you by return e-mail. Thereafter, should you decide to subscribe for Offered Shares, you are required to follow the procedures described in the subscription agreement included in the delivered information, which are:

-	Electronically execute and deliver to us a subscription agreement; and

-	Deliver funds directly by check or by wire or electronic funds transfer via ACH to our specified bank account.

Right to Reject Subscriptions

After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to us, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions

Conditioned upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the Offered Shares subscribed. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

This PQA will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on our company’s page on the SEC’s website: www.sec.gov.

An investor will become a shareholder of our company and the Offered Shares will be issued, as of the date of settlement. Settlement will not occur until an investor's funds have cleared and we accept the investor as a shareholder.

By executing the subscription agreement and paying the total purchase price for the Offered Shares subscribed, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets certain minimum financial standards. (See “State Qualification and Investor Suitability Standards” below).

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

Minimum Purchase Requirements

You must initially purchase at least $5,000 of the Offered Shares in this offering. If you have satisfied the minimum purchase requirement, any additional purchase must be in an amount of at least $1,000.

State Law Exemption and Offerings to “Qualified Purchasers”

The Offered Shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that the Offered Shares offered hereby are offered and sold only to “qualified purchasers”. “Qualified purchasers” include: (a) “accredited investors” under Rule 501(a) of Regulation D and (b) all other investors, so long as their investment in Offered Shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine, in our sole and absolute discretion, that such investor is not a “qualified purchaser” for purposes of Regulation A. We intend to offer and sell the Offered Shares to qualified purchasers in every state of the United States.

13

Issuance of Offered Shares

Upon settlement, that is, at such time as an investor’s funds have cleared and we have accepted an investor’s subscription agreement, we will either issue such investor’s purchased Offered Shares in book-entry form or issue a certificate or certificates representing such investor’s purchased Offered Shares.

Transferability of the Offered Shares

The Offered Shares will be generally freely transferable, subject to any restrictions imposed by applicable securities laws or regulations.

Advertising, Sales and Other Promotional Materials

In addition to this PQA, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include information relating to this offering, articles and publications concerning industries relevant to our business operations or public advertisements and audio-visual materials, in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this PQA and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Offered Shares, these materials will not give a complete understanding of our company, this offering or the Offered Shares and are not to be considered part of this PQA. This offering is made only by means of this PQA and prospective investors must read and rely on the information provided in this PQA in connection with their decision to invest in the Offered Shares.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 2,500,000,000 shares of common stock, $.001 par value per share, and 1,000,000 shares of preferred stock, $001 par value per share, 200,000 shares of which have been designated “Class B Convertible Preferred Stock.”

As of the date of this PQA, there were (a) 1,505,431,849 shares of our common stock issued and outstanding held by 183 holders of record; and (b) 200,000 shares of our Class B Convertible Preferred Stock issued and outstanding held by one (1) holder of record.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders, including the election of directors. Generally, all matters to be voted on by shareholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy. Except as otherwise provided by law, amendments to our Articles of Incorporation generally must be approved by a majority of the votes entitled to be cast by all outstanding shares of our common stock. Our Articles of Incorporation does not provide for cumulative voting in the election of directors. Holders of our common stock will be entitled to such cash dividends as may be declared from time to time by the Board from funds available. Holders of our common stock have no preemptive rights to purchase shares of our common stock. The issued and outstanding shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to receive pro rata all assets available for distribution to such holders.

Class B Convertible Preferred Stock

We have designated 1,000,000 shares of our authorized preferred stock as “Class B Convertible Preferred Stock”. Holders of the Class B Convertible Preferred Stock vote together with our common stock as a single class. Holders of Class B Convertible Preferred Stock are entitled to receive all notices relating to voting as are required to be given to holders of our common stock. The Class B Convertible Preferred Stock has the following voting rights: each share of Class B Convertible Preferred Stock votes together with our common stock as a single class and is entitled to 10,000 votes per share. Holders of the Class B Convertible Preferred Stock are entitled to receive non-cumulative dividends at the rate of 8% per annum accrued daily. The Class B Convertible Preferred Stock shall be redeemed by our company for 100% of the original purchase price plus the amount of cash dividends accrued on the earlier of 6 months from the date of issuance, or the date that we receive funding from any outside source in conjunction with a merger, reverse merger or any change of control. In the event of any liquidation, dissolution or winding up of our company, either voluntary or involuntary, holders of the Class B Convertible Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any assets of our company to the holders of our common stock, the amount of $0.035 per share plus any and all accrued but unpaid dividends.

14

Warrants

        The following table summarizes our outstanding common stock warrants, as of March 31, 2022.

	Number of Shares	Weighted Average Exercise Price
Balance as of December 31, 2020	935,436	$0.30
Granted
Exercised
Forfeited
Balance as of December 31, 2021	935,436	0.30
Granted
Exercised
Forfeited
Balance as of March 31, 2022	935,436	$0.30

Stock Options

During the year ended December 31, 2017, the Company granted 2,650,000 options to consultants, employees and management. One hundred thousand of those options had an exercise price of $.0001, and 250,000 options at an exercise price of $0.01 vested immediately and were valued at the fair value of the Company’s stock at the measurement date less the exercise price. The value of the options was $151,490 and recorded as stock-based compensation. The other 2,300,000 of options vested immediately and the fair value of these options were calculated using the Black-Scholes-Merton model. The stock compensation expense related to these options for the year ended December 31, 2017 was $433,870. During the year ended December 31, 2019, the expiry terms of 875,000 options granted during the year ended December 31, 2017 were extended for two years, resulting in fair value adjustment of $46,513 recorded under stock based compensation expense.

During the year ended December 31, 2019, the Company granted 50,000 options to consultants with an exercise price of $0.50 vested immediately and the fair value of these options were calculated using the Black-Scholes-Merton model. The stock compensation expense related to these options was $37,061.

There were no stock options issued during the years ended December 31, 2021 and 2020, nor during the three months ended March 31, 2022.

Convertible Promissory Notes

As of March 31, 2022, and December 31, 2021, we convertible notes outstanding of $363,123 and $501,856, respectively.

Dividend Policy

We have never declared or paid any dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Shareholder Meetings

Our bylaws provide that special meetings of shareholders may be called only by our Board of Directors, the chairman of the board or our president, or as otherwise provided under Nevada law.

Transfer Agent

We have retained the services of Signature Stock Transfer, Inc., 14673 Midway Road, Suite 220, Addison, Texas 75001, as the transfer agent for our common stock. Signature Stock Transfer’s website is located at: www.signaturestocktransfer.com. No information found on Signature Stock Transfer’s website is part of this PQA.

15

BUSINESS

History

Global Fiber Technologies, Inc. was incorporated in Nevada on March 25, 2005 as “Premier Publishing Group, Inc.” Originally formed as a publishing company, the Company ceased its publishing operations in or around 2007. The Company created a new subsidiary, Fiber Chain, Inc. in November 2018 for the purpose of operating as an intermediary providing an expedited trading platform for buyers and sellers to efficiently consummate fiber transactions. The Company owns 51% of Fiber Chain, Inc. Fiber Chain, Inc. has had no operations to date nor did it have assets or liabilities as of December 31, 2020 and 2019, respectively.

On June 18, 2019, the Company completed its acquisition of assets from AH Originals, Inc. (“AHO”), a corporation controlled by the same owner group of Global Fiber Technologies, Inc., for the consideration of 6,400,000 shares of common stock of the Company to be issued and the issuance of a promissory note of $447,150 that bears 3% interest per annum and has a one-year term with eight options to extend the maturity date for three-month periods. In addition, the Company issued to AHO 200,000 common shares of Authentic Heroes, Inc. (“AHI”), a subsidiary created by the Company, to hold the purchased assets. AHI has commenced minimal operations as of December 31, 2019.

Our principal executive offices are located at 50 Division Street Suite 500, Somerset, New Jersey 08873; our telephone number is (732) 695-4389; our corporate website is located at www.globalfibertechnologies.com. No information found on our company’s website is part of this PQA.

Recent Developments

On May 2, 2022, Authentic Heroes, Inc. (“Authentic Heroes”), a wholly owned subsidiary of our company, entered into a License Agreement with our CEO and Director, Paul Serbiak.

Pursuant to the License Agreement, Mr. Serbiak agreed to provide Authentic Heroes with an exclusive license to use certain of Mr. Serbiak’s intellectual property rights, including Patent No. US 10,781,539 B2 entitled “AUTHENTICATABLE ARTICLES, FABRIC AND METHOD OF MANUFACTURE” and of the invention therein described, for products in the sports and music memorabilia business.

In exchange for such license, Authentic Heroes agreed to (a) pay Mr. Serbiak $100 within ten business days of License Agreement and a fee of $10,000 on or before January 1, 2023, and (b) pay Mr. Serbiak royalties of 1% of the revenue generated from the sale of the products amounting to at least $3,000,000 in revenue at year three of the License Agreement and another 1% of the revenue generated from the sale of the products amounting to at least $10,000,000 in revenue at year five (5) of the License Agreement. If Authentic Heroes fails to achieve at least $3,000,000 in revenue at year three or $10,000,000 in revenue at year five from this date of the License Agreement, then the exclusive license shall become a non-exclusive license.

Our Current Business

The Company’s business plan is to operate three separate subsidiaries. Authentic Heroes is a company with proprietary know how and patented technology that is currently operating in the memorabilia industry. It has licenses with Universal Music Group artists RUN DMC, YUNGBLUD and is in discussions with several other music artists. Ecotek360 is a fiber rejuvenation technology company. It plans on offering branded fabrics, apparel and uniforms to the corporate, hotel, hospital and military markets and is still in the development stage but running testing in the joint venture with Fiber Conversion Inc a joint development partner in Broadalbin NY. Fiber Chain, Inc is still in the development stage and its business plan is to operate as an intermediary providing an expedited trading platform for buyers and sellers to efficiently consummate fiber transactions. All three subsidiaries will rely substantially on our patents, proprietary know how and trade secrets to compete within the industries they exist in.

Competition

In the uniform and related products segment, we will compete with many firms, including corporations with large divisions, many of these companies have great financial, technical or marketing resources, longer operating histories, greater brand recognition or larger customer bases than we do and may be able to respond more effectively to changing business and economic conditions than we can. The nature and degree of competition varies with the customer and the market. Industry statistics are not available. Competitive pricing may require us to reduce our future prices, which would impact future profitability or result in lost sales. Our competitors, many of whom have greater resources than we do, may be better able to withstand these price reductions and lost sales.

16

Seasonality

We do not have a seasonal business cycle.

Research and Development

We have not incurred any research and development expenditures over the last two fiscal years.

Intellectual Property

We do not currently own any intellectual property.

Properties

We lease our corporate offices on a month-to-month basis at a rental rate of $5,280 per month.

Employees

We have no employees. Our officers and directors furnish their time to the development of the Company at no cost and intend to do whatever work is necessary in order to generate revenues. We do not foresee hiring any employees in the near future.

LEGAL PROCEEDINGS

From time to time, we may become involved in litigation relating to claims arising out of our operations in the normal course of business. As of the date of this PQA, our company is party to three pending litigation matters.

MANAGEMENTS DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement

The following discussion and analysis should be read in conjunction with our financial statements and related notes, beginning on page F-1 of this PQA.

Our actual results may differ materially from those anticipated in the following discussion, as a result of a variety of risks and uncertainties, including those described under Cautionary Statement Regarding Forward-Looking Statements and Risk Factors. We assume no obligation to update any of the forward-looking statements included herein.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the JOBS Act). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•

Only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced Managements Discussion and Analysis of Financial Condition and Results of Operations disclosure.

•	Reduced disclosure about our executive compensation arrangements.

•	Not having to obtain non-binding advisory votes on executive compensation or golden parachute arrangements.

•	Exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, we have more than $700 million in market value of our stock held by non-affiliates, or we issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have taken advantage of these reduced reporting burdens herein, and the information that we provide may be different than what you might get from other public companies in which you hold stock.

Our Current Business

The Company’s business plan is to operate three separate subsidiaries. Authentic Heroes is a company with proprietary know how and patented technology that is currently operating in the memorabilia industry. It has licenses with Universal Music Group artists RUN DMC, YUNGBLUD and is in discussions with several other music artists. Ecotek360 is a fiber rejuvenation technology company. It plans on offering branded fabrics, apparel and uniforms to the corporate, hotel, hospital and military markets and is still in the development stage but running testing in the joint venture with Fiber Conversion Inc a joint development partner in Broadalbin NY. Fiber Chain, Inc is still in the development stage and its business plan is to operate as an intermediary providing an expedited trading platform for buyers and sellers to efficiently consummate fiber transactions. All three subsidiaries will rely substantially on our patents, proprietary know how and trade secrets to compete within the industries they exist in.

17

Cash Requirements

Our financial statements have been prepared assuming that we will continue as a going concern and, accordingly, do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should we be unable to continue in operation. We expect we will require additional capital to meet our long-term operating requirements. We expect to raise additional capital through, among other things, the sale of equity or debt securities. The following summary of our results of operations should be read in conjunction with our financial statements beginning on page F-1.

Results of Operations

Three Months Ended March 31, 2022 and 2021. For the three months ended March 31, 2022, we had no revenues and, in 2021, revenue was minimal, due primarily to our refocusing operations toward the new business with Authentic Heroes and NFTS. Our operating expenses for the three months ended March 31, 2022, compared to March 31, 2021, have increased by $41,761 or 99%. This increase is primarily due to various professional and consulting fees incurred during the current period, amounting to approximately $32,250. We did not incur such fees in the previous year.

Other income consisted of derivative valuation gain of $570,008 and $71,743 for the three months period ending March 31, 2022, and 2021, respectively. We also recognized gain from extinguishing of convertible notes as a result of conversion to common stock.

Years Ended December 31, 2021 and 2020. For the year ended December 31, 2021, and December 31, 2020, we recognized revenue of $5,854 and $3,994, respectively.

Our cost of revenue for the year ended December 31, 2021, are the cost of the entire inventory, which were sold on a fire sale during the year.

For the year ended December 31, 2021, we incurred $154,737 in general and administrative expenses, $118,673 Depreciation and Amortization, $10,000 in consulting fees, resulted in in a net operating loss of $341,370 from operations. Other expenses include $841,322 derivative valuation loss, $195,687 financing cost and $22,858 interest expense on related parties notes payable.

For the year ended December 31, 2020, we incurred $223,876 in general and administrative expenses, $114,910 depreciation and amortization , $4,550 in consulting fees, resulted in net operating loss of $366,200. Other expenses include $588,839 derivative valuation loss, $90,546 financing cost, $90,283 interest on the related parties notes payable resulting in a net loss of $1,135,868.

The increase in net loss during the year ended December 31, 2021, compared to the year ended December 31, 2020 was mainly attributed to increase of loss on change in fair value of derivative liabilities by $252,483 and increase in financing cost by $105,141.

Plan of Business

The Company’s business plan is to operate three separate subsidiaries. Authentic Heroes is a company with proprietary know how and patented technology that is currently operating in the memorabilia industry. It has licenses with Universal Music Group artists RUN DMC, YUNGBLUD and is in discussions with several other music artists. Ecotek360 is a fiber rejuvenation technology company. It plans on offering branded fabrics, apparel and uniforms to the corporate, hotel, hospital and military markets and is still in the development stage but running testing in the joint venture with Fiber Conversion Inc a joint development partner in Broadalbin NY. Fiber Chain, Inc is still in the development stage and its business plan is to operate as an intermediary providing an expedited trading platform for buyers and sellers to efficiently consummate fiber transactions. All three subsidiaries will rely substantially on our patents, proprietary know how and trade secrets to compete within the industries they exist in.

Liquidity and Capital Resources

March 31, 2022. As of March 31, 2022, we had $6,479 (unaudited) in cash and a working capital deficit of $3,310,354 (unaudited), compared to $-0- in cash and a working capital deficit of $3,853,273 at December 31, 2021.

Cash Flows from Operations. The net cash used in operating activities for the three months ended March 31, 2022 of $94,616 was attributed by the total net income of $391,027, increased by Accounts payable and accrued expenses $37,711, increased accrued interest expenses $22,294, offset by gain in change in derivative liability of $570,008.

18

The net cash used in operating activities of $17,781 for the three months ended March 31, 2021 was attributed to a income of $10,17 offset by depreciation and amortization $29,483, decrease in derivative liability of $71,743, decrease in accounts payable and accrued expenses of $4,232 and increase in accrued interest of $18,537.

Cash Flows from Investing. The Company did not use any funds for investing activities during the three months ended March 31, 2022 and 2021.

Cash Flows from Financing. Net cash from financing activities was $101,095 for the three months March 31, 2022. Due to $60,000 proceeds received from accredited investors for purchase of warrants to purchase common stocks and $41,095 from related parties. Previous period $20,000 proceeds received from related parties.

Cash Flows from Operations. During the year ended December 31, 2021, net cash used in operating activities was $174,309 compared to $12,102 during the year ended December 31, 2020.

The net cash used in operating activities for the year ended December 31, 2021, was mainly attributed to a net loss of $1,401,237, decrease by gain in valuation of derivative liabilities $186,508, gain from extinguishment of convertible notes $251,871 and net changes in operating assets and liabilities of $89,755.

The net cash used in operating activities for the year ended December 31, 2020, was mainly attributed to a net loss of $1,135,868 increased by loss in valuation of derivative liabilities 588,839, gain from extinguishment of derivative liabilities due to conversion $125,845 and net changes in operating assets and liabilities of $194,172.

Cash Flow from Investing Activities. During the year ended December 31, 2021, the company had no cash used or provided in investing activities.

During the year ended December 31, 2020, net cash used in investing activities was $78,173 from the acquisition of license for right of use of $75,000 and acquisition of intangible assets of $3,173.

Cash Flow from Financing Activities. During the year ended December 31, 2021, net cash provided by financing activities was $165,761 compared to $94,029 during the year ended December 31, 2020.

Net cash from financing activities attributed to proceeds from advances from related parties of $165,76 for the year ended December 31, 2021.

Net cash from financing activities was $141,000 for the year ended December 31, 2020, attributed to proceeds from issuance of self-liquidating promissory notes of $150,000, offset by repayment of related party notes payable $9,000, and payment of operating lease liabilities of $46.971.

Contractual Obligations

As a “smaller reporting company”, we are not required to provide tabular disclosure obligations.

Going Concern

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles, which contemplates continuation of the Company as a going concern. The Company has an accumulated deficit of $35,222,530 and $33,821,293 as of December 31, 2021, and December 31, 2020, respectively, which include net losses of 1,401,237 and $1,135,868 for the years ended December 31, 2021, and 2020, respectively. In addition, as of December 31, 2021, and 2020, the Company had a working capital deficit of $3,853,272 and $3,139,998 respectively, with limited cash resources available. Consequently, the aforementioned items raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Management plans to raise additional debt or equity and continue to settle obligations by issuing stock. Management plans to continue to raise additional debt and equity until the Company has positive cash flows from an operating company.

The Company’s ability to continue as a going concern is dependent upon its ability to repay or settle its current indebtedness, generate positive cash flow from an operating company, and/or raise capital through equity and debt financing or other means on desirable terms. If the Company is unable to obtain additional funds when they are required or if the funds cannot be obtained on favorable terms, management may be required to restructure the Company or cease operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

19

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to stockholders.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with GAAP, which requires management to make certain estimates and assumptions and apply judgments. We base our estimates and judgments on historical experience, current trends and other factors that management believes to be important at the time the financial statements are prepared, and actual results could differ from our estimates and such differences could be material. Due to the need to make estimates about the effect of matters that are inherently uncertain, materially different amounts could be reported under different conditions or using different assumptions. On a regular basis, we review our critical accounting policies and how they are applied in the preparation of our financial statements.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the valuation of common stock and options issued as stock-based compensation.

Revenue Recognition. The Company recognizes revenue from its contracts with customers in accordance with ASC 606 – Revenue from Contracts with Customers. The Company recognizes revenues when satisfying the performance obligation of the associated contract that reflects the consideration expected to be received based on the terms of the contract.

Revenue related to contracts with customers is evaluated utilizing the following steps: (i) Identify the contract, or contracts, with a customer; (ii) Identify the performance obligations in the contract; (iii) Determine the transaction price; (iv) Allocate the transaction price to the performance obligations in the contract; (v) Recognize revenue when the Company satisfies a performance obligation.

Leases. Effective October 1, 2019, the Company adopted the Financial Accounting Standards Board’s (the “FASB”) Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), and additional ASUs issued to clarify and update the guidance in ASU 2016-02 (collectively, the “new leases standard”), which modifies lease accounting for lessees to increase transparency and comparability by recording lease assets and liabilities for operating leases and disclosing key information about leasing arrangements. The Company adopted the new leases standard utilizing the modified retrospective transition method, under which amounts in prior periods presented were not restated.

There were no long-term operating lease contracts for the year ended December 31, 2021, and 2020 that require to access (i) whether any are or contain leases, (ii) lease classification, and (iii) initial direct costs.

Stock-based Compensation. We account for stock-based awards at fair value on the date of grant and recognize compensation over the service-period that they are expected to vest. We estimate the fair value of stock options and stock purchase warrants using the Black-Scholes option pricing model. The estimated value of the portion of a stock-based award that is ultimately expected to vest, taking into consideration estimated forfeitures, is recognized as expense over the requisite service periods. The model includes subjective input assumptions that can materially affect the fair value estimates. The expected volatility is estimated based on the most recent historical period of time, of other comparative securities, equal to the weighted average life of the options. The estimate of stock awards that will ultimately vest requires judgment, and to the extent that actual forfeitures differ from estimated forfeitures, such differences are accounted for as a cumulative adjustment to compensation expenses and recorded in the period that estimates are revised. For the year ended December 31, 2021, and 2020, the Company incurred $ 10,000 and $4,550 for stock based compensation, respectively.

Fair Value. FASB ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) establishes a framework for all fair value measurements and expands disclosures related to fair value measurement and developments. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 requires that assets and liabilities measured at fair value are classified and disclosed in one of the following three categories:

Level 1—	Quoted market prices for identical assets or liabilities in active markets or observable inputs;
Level 2—	Significant other observable inputs that can be corroborated by observable market data; and
Level 3—	Significant unobservable inputs that cannot be corroborated by observable market data.

20

The Company analyzed the conversion option for derivative accounting consideration under ASC 815, “Derivatives and Hedging,” and determined that the convertible notes should be classified as a liability since the conversion option becomes effective at issuance resulting in there being no explicit limit to the number of shares to be delivered upon settlement of the above conversion options. The Company accounts for convertible notes and warrants as a derivative liabilities due to there being no explicit limit to the number of shares to be delivered upon settlement of all conversion options.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, ASC Subtopic 470-20 “Debt—Debt with Conversion and Other Options”. The standard reduced the number of accounting models for convertible debt instruments and convertible preferred stock. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting; and, (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this update are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently assessing the impact of the adoption of this standard on its financial statements.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

The following table sets forth the names and ages of our company’s current directors and executive officers.

Name	Age	Position(s)
Christopher H. Giordano	66	President and Director
Paul Serbiak	64	CEO, Principal Accounting Officer, Secretary, Treasurer and Director
Scott Todd	64	Director

Our Directors serve until the earlier occurrence of the election of his successor at the next meeting of shareholders, death, resignation or removal by the Board of Directors. Officers serve at the discretion of our Board of Directors. There are no family relationships between or among our directors and executive officers.

Certain information regarding the backgrounds of each of our officers and directors is set forth below.

Christopher A. Giordano, President and Director. Mr. Giordano is the owner of Birchwood Capital Advisors, LLC., which provides financial and business consulting services to small and medium size businesses primarily in the bankruptcy and work-out arenas. Birchwood was the manager of the Distressed Opportunities Fund, LP from the period of 1990 through 2001. The fund was a principal investor and or advisor to 37 Bankruptcies and Out of Court Restructurings. From 1980 through 1990, Mr. Giordano served as a Senior VP in the Asset Management division Paine Webber. Mr. Giordano formed and owned Manchester Rhone Securities, an NASD member firm which underwrote several IPO’s, until its sale in 1993.

Our company believes that Mr. Giordano’s professional background experience gives him the qualifications and skills necessary to serve as a director and officer of our company.

Paul Serbiak, CEO, Principal Financial Officer, Treasurer, Director and Secretary. Mr. Serbiak is currently a Managing Partner of Pure Systems Sustainable Product Technologies as well as CEO and founder of Ideas To Market First, LLC, an innovation practice that specializes in open innovation strategy and developing unused IP for corporate clients. Paul career includes serving as a Global Vice President at Johnson and Johnson as well as senior strategic roles at Procter & Gamble and Kimberly Clark.

Our company believes that Mr. Serbiak’s professional background experience gives him the qualifications and skills necessary to serve as a director and officer of our company.

Scott Todd, Director. Mr. Todd has over 5 years as a senior licensing brand strategist with expertise in licensing, business development, retail development, sales and sales management with a track record of building successful brands and sustainable programs. A visionary with proficiency in creating strategic partnerships in diverse industries and across multiple categories. Able to convey ideas clearly yet forcefully, negotiate win-win business deals and maintain strong long-term relationships. A team builder focused on the bottom line. Can negotiate complex contracts and motivate a team of diverse talents and skill sets. He has 3 children living in New Jersey.

Our company believes that Mr. Todd’s professional background experience gives him the qualifications and skills necessary to serve as a director of our company.

21

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our stockholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

All officers and directors listed above will remain in office until the next annual meeting of our stockholders, and until their successors have been duly elected and qualified. There are no agreements with respect to the election of Directors. We have not compensated our Directors for service on our Board of Directors, any committee thereof, or reimbursed for expenses incurred for attendance at meetings of our Board of Directors and/or any committee of our Board of Directors. Officers are appointed annually by our Board of Directors and each Executive Officer serves at the discretion of our Board of Directors. We do not have any standing committees. Our Board of Directors may in the future determine to pay Directors’ fees and reimburse Directors for expenses related to their activities.

Employment Agreements

Other than as set forth below, we have no formal employment agreements with any of our directors or officers.

On December 30, 2016 we entered into an employment agreement with Paul Serbiak, our CEO and Treasurer, wherein Mr. Serbiak will begin to earn a salary upon our company receiving funding from a potential private placement, while also being granted both vested and incentive-based stock options. Specifically, the base salary for Mr. Serbiak shall initially be set at $90,000 per year but has the potential to incrementally increase up to $200,000 per year based on the Company achieving certain revenue goals. Moreover, Mr. Serbiak’s contract provides for a minimum annual bonus of thirty-percent (30%) of his base salary, but gives the Company the discretion to award an annual bonus of up to three-hundred-percent (300%) of his base salary. As a signing bonus, Mr. Serbiak received 1,500,000 options to purchase shares of the Company’s common stock that are exercisable for a period of ten years at the market close price on December 31, 2016. In addition, Mr. Serbiak’s contract provides for up to ten incentive stock option awards of 1% of the shares of common stock outstanding $1,000,000 in net income received by the Company over the next ten years. Such options would be exercisable at the closing bid price for the ten days preceding the Company’s achievement of each award milestone.

On February 14, 2017, we entered into an employment agreement with Christopher Giordano, our President, wherein Mr. Giordano will begin to earn a salary upon our company receiving funding from a potential private placement, while also being granted both vested and incentive-based stock options. Specifically, his salary shall not be earned or payable until such time that the Company raises at least $2,000,000 in a private placement. The base salary for Mr. Giordano shall initially be set at $90,000 per year but has the potential to incrementally increase up to $200,000 per year based on the Company achieving certain revenue goals. Moreover, Mr. Giordano’s contract provides for a minimum annual bonus of thirty-percent (30%) of his base salary, but gives the Company the discretion to award an annual bonus of up to two-hundred-percent(200%) of his base salary. As a signing bonus, Mr. Giordano received 250,000 options to purchase shares of the Company’s common stock that are exercisable for a period of five years at a strike price of $0.50 per share. In addition, Mr. Giordano’s contract provides for up to ten incentive stock option awards of 0.75% of the shares of common stock outstanding per $1,000,000 in net income received by the Company over the next ten years. Such options would be exercisable at the closing bid price for the ten days preceding the Company’s achievement of each award milestone.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

1.	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

2.

had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

3.

been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

4.

been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

22

5.

been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.

been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26)), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29)), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Code of Ethics

We have adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. Our Code of Ethics is designed to deter wrongdoing and promote: (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in our other public communications; (iii) compliance with applicable governmental laws, rules and regulations; (iv) the prompt internal reporting of violations of our Code of Ethics to an appropriate person or persons identified in the code; and (v) accountability for adherence to our Code of Ethics. We will provide any person without charge a copy of our code of ethics upon receiving a written request which may be mailed to our office at 50 Division Street, Suite 501, Somerville, New Jersey 08876.

Board and Committee Meetings

Our board of directors held no formal meetings during the year ended December 31, 2019. All proceedings of the board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada General Corporate Law and our Bylaws, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

Nomination Process

As of March 31, 2022, we did not effect any material changes to the procedures by which our shareholders may recommend nominees to our board of directors. Our board of directors does not have a policy with regards to the consideration of any director candidates recommended by our shareholders. Our board of directors has determined that it is in the best position to evaluate our company’s requirements as well as the qualifications of each candidate when the board considers a nominee for a position on our board of directors. If shareholders wish to recommend candidates directly to our board, they may do so by sending communications to the president of our company at the address on the cover of this annual report.

Audit Committee

Currently our audit committee consists of our entire board of directors. We do not have a standing audit committee as we currently have limited working capital and minimal revenues. Should we be able to raise sufficient funding to execute our business plan, we will form an audit, compensation committee and other applicable committees utilizing our directors’ expertise.

Audit Committee Financial Expert

Currently our audit committee consists of our entire board of directors. We do not currently have a director who is qualified to act as the head of the audit committee.

Conflicts of Interest

Certain of our officers and directors are engaged in other businesses, either individually or through partnerships and corporations in which they have an interest, hold an office or serve on a board of directors. As a result, certain conflicts of interest may arise between our company and these officers and directors. We will attempt to resolve such conflicts of interest in favor of our company. Our officers and directors are accountable to us and our shareholders as fiduciaries, which requires that these officers and directors exercise good faith and integrity in handling our company’s affairs. A shareholder may be able to institute legal action on behalf of our company or on behalf of itself and other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts is in any manner prejudicial to us.

23

Independence of Board of Directors

None of our directors is independent, within the meaning of definitions established by the SEC or any self-regulatory organization. We are not currently subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include independent directors.

Shareholder Communications with Our Board of Directors

Our company welcomes comments and questions from our shareholders. Shareholders should direct all communications to our President, Christopher Giordano, at our executive offices. However, while we appreciate all comments from shareholders, we may not be able to respond individually to all communications. We will attempt to address shareholder questions and concerns in our press releases and documents filed with the SEC, so that all shareholders have access to information about us at the same time. Mr. Giordano collects and evaluates all shareholder communications. All communications addressed to our directors and executive officers will be reviewed by those parties, unless the communication is clearly frivolous.

EXECUTIVE COMPENSATION

In General

Currently, our management is unable to estimate accurately when, if ever, our company will possess sufficient capital, whether derived from sales revenues, this offering or otherwise, for the payment of salaries to our management.

As of the date of this PQA, there are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of our company, pursuant to any presently existing plan provided by, or contributed to, our company.

Compensation Summary

The particulars of the compensation paid to the following persons:

(a)	our principal executive officer;

(b)	each of our two most highly compensated executive officers who were serving as executive officers at the end of the years ended December 31, 2021 and 2020; and

(c)

up to two additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as our executive officer at the end of the years ended December 31, 2021 and 2020, who we will collectively refer to as the named executive officers of our company, are set out in the following summary compensation table, except that no disclosure is provided for any named executive officer, other than our principal executive officers, whose total compensation did not exceed $100,000 for the respective fiscal year:

The following table summarizes information concerning the compensation awarded, paid to or earned by, our executive officers.

Name and Principal Position	Fiscal Year Ended 4/30	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compen- sation ($)	Total ($)
Christopher Giordano President	2021 2020	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Paul Serbiak CEO, Secretary and Treasurer	2021 2020	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Scott Todd Director	2021 2020	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Outstanding Option Awards

The following table provides certain information regarding unexercised options to purchase common stock, stock options that have not vested and equity-incentive plan awards outstanding as of the date of this PQA, for each named executive officer.

24

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Christopher Giordano	---	---	---	---	n/a	---	n/a	---	---
Paul Serbiak	---	---	---	---	n/a	---	n/a	---	---

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Our directors and executive officers may receive share options at the discretion of our board of directors in the future. We do not have any material bonus or profit-sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that share options may be granted at the discretion of our board of directors.

Grants of Plan-Based Awards

The Company has yet to formally adopt an equity compensation plan.

Option Exercises and Stock Vested

During our fiscal years ended December 31, 2021 and 2020, there were no options exercised by our named officers.

Employment Agreements

On December 30, 2016 we entered into an employment agreement with Paul Serbiak, our CEO and Treasurer, wherein Mr. Serbiak will begin to earn a salary upon our company receiving funding from a potential private placement, while also being granted both vested and incentive-based stock options. Specifically, the base salary for Mr. Serbiak shall initially be set at $90,000 per year but has the potential to incrementally increase up to $200,000 per year based on the Company achieving certain revenue goals. Moreover, Mr. Serbiak’s contract provides for a minimum annual bonus of thirty-percent (30%) of his base salary, but gives the Company the discretion to award an annual bonus of up to three-hundred-percent (300%) of his base salary. As a signing bonus, Mr. Serbiak received 1,500,000 options to purchase shares of the Company’s common stock that are exercisable for a period of ten years at the market close price on December 31, 2016. In addition, Mr. Serbiak’s contract provides for up to ten incentive stock option awards of 1% of the shares of common stock outstanding $1,000,000 in net income received by the Company over the next ten years. Such options would be exercisable at the closing bid price for the ten days preceding the Company’s achievement of each award milestone.

On February 14, 2017, we entered into an employment agreement with Christopher Giordano, our President, wherein Mr. Giordano will begin to earn a salary upon our company receiving funding from a potential private placement, while also being granted both vested and incentive-based stock options. Specifically, his salary shall not be earned or payable until such time that the Company raises at least $2,000,000 in a private placement. The base salary for Mr. Giordano shall initially be set at $90,000 per year but has the potential to incrementally increase up to $200,000 per year based on the Company achieving certain revenue goals. Moreover, Mr. Giordano’s contract provides for a minimum annual bonus of thirty-percent (30%) of his base salary, but gives the Company the discretion to award an annual bonus of up to two-hundred-percent(200%) of his base salary. As a signing bonus, Mr. Giordano received 250,000 options to purchase shares of the Company’s common stock that are exercisable for a period of five years at a strike price of $0.50 per share. In addition, Mr. Giordano’s contract provides for up to ten incentive stock option awards of 0.75% of the shares of common stock outstanding per $1,000,000 in net income received by the Company over the next ten years. Such options would be exercisable at the closing bid price for the ten days preceding the Company’s achievement of each award milestone.

Outstanding Equity Awards

Our Board of Directors has made no equity awards and no such award is pending.

Long-Term Incentive Plans

We currently have no employee incentive plans.

25

Director Compensation

The Company has not compensated any Board members for their participation on the Board and does not have any standard or other arrangements for compensating them for such services. The Company may issue shares of common stock or options to acquire shares of the Company’s common stock to members of the Board in consideration for their services as members of the Board. The Company does expect to reimburse Directors for expenses incurred in connection with their attendance at meetings of the Board.

Pension, Retirement or Similar Benefit Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We have no material bonus or profit-sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of the board of directors or a committee thereof.

Indebtedness of Directors, Senior Officers, Executive Officers and Other Management

None of our directors or executive officers or any associate or affiliate of our company during the last two fiscal years, is or has been indebted to our company by way of guarantee, support agreement, letter of credit or other similar agreement or understanding currently outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to us relating to the beneficial ownership of shares of our voting securities by: each person who is known by us to be the beneficial owner of more than 5% of our outstanding voting stock; each director; each named executive officer; and all named executive officers and directors as a group. The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on that date and all shares of our common stock issuable to that holder in the event of exercise of outstanding options, warrants, rights or conversion privileges owned by that person at that date which are exercisable within 60 days of that date; provided, however, that shares underlying (1) awarded warrants to purchase shares our common stock and (2) options to purchase shares of our common stock under any employee stock plan are not included. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent that power may be shared with a spouse.

	Share Ownership Before This Offering		Share Ownership After This Offering
Name of Shareholder	Number of Shares Beneficially Owned	% Beneficially Owned(1)	Number of Shares Beneficially Owned	% Beneficially Owned(2)	Effective Voting Power
Common Stock
Executive Officers and Directors
Christopher Giordano	5,152,859	*	5,152,859	*	See Note 3 and Note 4
Paul Serbiak	550,000	*	550,000	*
Scott Todd	0	0%	0	0%
Officers and directors, as a group (3 persons)	5,702,859	*	5,702,859	*
Class B Convertible Preferred Stock(4)
Christopher Giordano	200,000	100%	200,000	100%

*	Less than 1%.
(1)

Based on 1,655,673,949 shares outstanding, which includes (a) 1,505,431,849 issued shares and (b) 150,242,100 unissued shares that underlie convertible instruments convertible within 60 days of the date of this PQA, before this offering.

(2)

Based on 2,155,673,949 shares outstanding, which includes (a) 2,005,431,849 issued shares, assuming the sale of all of the Offered Shares and (b) 150,242,100 unissued shares that underlie convertible instruments within 60 days of the date of this PQA, after this offering.

(3)

Our President, Christopher Giordano, owns all of the outstanding shares of Class B Convertible Preferred Stock. By such ownership, Mr. Giordano controls the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See Note 4).

(4)

The Class B Convertible Preferred Stock has the following voting rights: each share of Class B Convertible Preferred Stock votes together with our common stock as a single class and is entitled to 10,000 votes per share. (See “Description of Securities—Series B Non-Convertible Preferred Stock”).

26

Class B Convertible Preferred Stock

Currently, there are 200,000 shares of our Class B Convertible Preferred Stock issued and outstanding, all of which is owned by our President, Christopher Giordano. The Class B Convertible Preferred Stock has the following voting rights: each share of Class B Convertible Preferred Stock votes together with our common stock as a single class and is entitled to 10,000 votes per share. Mr. Giordano, as the owner of all of the outstanding shares of our Class B Convertible Preferred Stock, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction.(See “Risk Factors—Risks Related to a Purchase of the Offered Shares” and “Description of Securities—Class B Convertible Preferred Stock”).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

License Agreement

On May 2, 2022, Authentic Heroes, Inc. (“Authentic Heroes”), a wholly owned subsidiary of our company, entered into a License Agreement with our CEO and Director, Paul Serbiak.

Pursuant to the License Agreement, Mr. Serbiak agreed to provide Authentic Heroes with an exclusive license to use certain of Mr. Serbiak’s intellectual property rights, including Patent No. US 10,781,539 B2 entitled “AUTHENTICATABLE ARTICLES, FABRIC AND METHOD OF MANUFACTURE” and of the invention therein described, for products in the sports and music memorabilia business.

In exchange for such license, Authentic Heroes agreed to (a) pay Mr. Serbiak $100 within ten business days of License Agreement and a fee of $10,000 on or before January 1, 2023, and (b) pay Mr. Serbiak royalties of 1% of the revenue generated from the sale of the products amounting to at least $3,000,000 in revenue at year three of the License Agreement and another 1% of the revenue generated from the sale of the products amounting to at least $10,000,000 in revenue at year five (5) of the License Agreement. If Authentic Heroes fails to achieve at least $3,000,000 in revenue at year three or $10,000,000 in revenue at year five from this date of the License Agreement, then the exclusive license shall become a non-exclusive license.

Director Independence

We currently act with three directors, Christopher H. Giordano, Paul Serbiak and Scott Todd.

Currently our audit committee consists of our entire board of directors. We currently do not have nominating, compensation committees or committees performing similar functions. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nomination for directors.

From inception to present date, we believe that the members of our audit committee and the board of directors have been and are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

EXPERTS

Boyle CPA, LLC, an independent registered public accounting firm, has audited our financial statements at December 31, 2021 and 2020, as set forth in its report. We have included our financial statements in this PQA in reliance on Boyle CPA, LLC’s report, given on their authority as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters with respect to the Offered Shares offered by this PQA will be passed upon by Newlan Law Firm, PLLC, Flower Mound, Texas.

WHERE YOU CAN FIND MORE INFORMATION

We have filed an offering statement on Form 1-A with the SEC under the Securities Act with respect to the common stock offered by this PQA. This PQA, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith. For further information with respect to us and our common stock, please see the offering statement and the exhibits and schedules filed with the offering statement. Statements contained in this PQA regarding the contents of any contract or any other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. The offering statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the offering statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains all information regarding companies that file electronically with the SEC. The address of the website is www.sec.gov.

27

INDEX TO FINANCIAL STATEMENTS

Global Fiber Technologies, Inc.

(formerly ECO TEK 360, INC. and Subsidiaries)

Unaudited Financial Statements for the Three Months Ended March 31, 2022 and 2021

Global Fiber Technologies, Inc.

(formerly ECO TEK 360, INC. and Subsidiaries)

Audited Financial Statements for the Years Ended December 31, 2021 and 2020

F-1

Global Fiber Technologies, Inc.

(formerly ECO TEK 360, INC. and Subsidiaries)

Condensed Consolidated Balance Sheets

	March 31, 2022	December 31, 2021
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$6,479	$-
Total Current Assets	6,479	-
Property and equipment, net	99,930	112,416
Intangible assets	44,467	61,466
TOTAL ASSETS	$150,876	$173,882

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Bank overdraft		2,455
Accounts payable and accrued liabilities	237,141	274,852
Accrued compensation	501,250	501,250
Unsecured notes and accrued interest payable	253,995	250,464
Convertible notes and accrued interest - net of debt discount of $0 and $52,720, respectively	363,123	429,416
Convertible notes and accrued interest - related party	81,568	78,568
Promissory note and accrued interest - related party	467,415	376,014
Derivative liabilities	488,520	1,058,528
Advances from related parties	321,511	280,416
Related party loans and accrued interest	260,529	259,529
Self Liquidating Promissory Notes	157,500	157,500
Subscription payable	100,000	100,000
Current liabilities from discontinued operations	84,281	84,281
Total Current Liabilities	3,316,833	3,853,273
Stockholders’ Deficit
Preferred stock, Class B, $0.001 par value, 1,000,000 shares authorized, 200,000 shares issued and outstanding	200	200
Common stock $0.001 par value, 2,500,000,000 shares authorized, 1,489,849,017 and 1,450,210,322 shares issued and outstanding.	1,465,848	1,450,210
Additional paid-in capital	30,199,498	30,092,729
Accumulated deficit	(34,831,503)	(35,222,530)
Stockholders' deficit	(3,165,957)	(3,679,391)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$150,876	$173,882

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-2

Global Fiber Technologies, Inc.

(formerly ECO TEK 360, INC. and Subsidiaries)

Condensed Consolidated Statements of Operations

(Unaudited)

	For three months ended
	March 31, 2022	March 31, 2021

REVENUE	$-	$193
COST OF REVENUES	-	1,050
GROSS PROFIT (LOSS)	-	(857)
OPERATING EXPENSES
General and administrative	22,200	12,689
Depreciation and Amortization	29,485	29,485
Professional and Legal Fees	32,250	-
Total Operating Expenses	83,935	42,174

LOSS FROM OPERATIONS	(83,935)	(43,031)

OTHER INCOME (EXPENSE)
Loss on change in fair value of derivative liabilities	570,008	71,743
Gain from extinguishment of debt	15,856	-
Interest expense and financing costs	(15,501)	(14,938)
Interest expense - related parties	(95,401)	(3,602)
Total other expense	474,962	53,203

NET INCOME (LOSS)	391,027	10,172

Net loss per share	$0.0003	$0.0001

Weighted average common shares outstanding	1,452,110,332	127,063,682

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-3

Global Fiber Technologies, Inc.

(formerly ECO TEK 360, INC. and Subsidiaries)

Consolidated Statements of Stockholders’ Deficit

For the Three Months Ended March 31, 2022 and 2021

(Unaudited)

					Additional		Total
	Class B Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficiency
Balance December 31, 2020	200,000	$200	1,253,239,584	$1,253,239	$29,789,774	$(33,721,293)	(2,678,080)

Net income						10,172	10,172
Balance March 31, 2021	200,000	$200	1,253,239,584	$1,253,239	$29,789,774	$(33,711,121)	$(2,667,908)

Balance December 31, 2021	200,000	200	1,450,210,322	1,450,210	30,092,729	(35,222,530)	(3,679,391)
Conversion of notes payable			15,638,695	15,638	46,769		62,407
Stock warrants issued for cash					60,000		60,000
Net income						391,027	391,027
Balance March 31, 2022	200,000	$200	1,489,849,017	$1,465,848	$30,199,498	$(34,831,503)	$(3,165,957)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-4

Global Fiber Technologies, Inc.

(formerly ECO TEK 360, INC. and Subsidiaries)

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss (income)	$391,027	$10,172
Adjustments to reconcile net income (loss) to net cash from operating activities:
Change in fair value of derivative liabilities	(570,008)	(71,743)
Gain on settlement of Notes payable	(15,856)
Depreciation - Property and equipment	12,486	12,486
Amortization - Intangible assets	16,999	16,999
Changes in operating assets and liabilities:
Bank Indebtedness	(2,455)
Expense paid for subsidiary	-	-
Inventory	-
Prepaid interest and deposits	-	-
Accounts payable and accrued expenses	(37,711)	(4,232)
Accrued interest	110,902	18,537
Net cash used in operating activities	$(94,616)	$(17,781)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from related parties	41,095	20,000
Proceeds from stock warrants	60,000	-
Net cash provided by financing activities	101,095	20,000

Net change in cash and cash equivalents	6,479	2,219
Cash and cash equivalents - beginning of period	-	8,548
Cash and cash equivalents - end of period	$6,479	$10,767

Supplemental Cash Flow Disclosures
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Non-Cash Investing and Financing Activity:
Shares issued for convertible notes settlement	$78,263	$-

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-5

GLOBAL FIBER TECHNOLOGIES, INC.

(FORMERLY ECO TEK 360, INC.)

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022

NOTE 1 - DESCRIPTION OF BUSINESS AND GOING CONCERN*

Global Fiber Technologies, Inc. (“the Company”) was incorporated in Nevada on March 25, 2005. As of March 31, 2022 and December 31, 2021, the Company had 2,500,000,000 shares of authorized common stock.

The Company created a new subsidiary, ECO CHAIN 360, Inc. in November 2018 for the purpose of operating as an intermediary providing an expedited trading platform for buyers and sellers to efficiently consummate fiber transactions. The Company owns 51% of ECO CHAIN 360, Inc. ECO CHAIN 360, Inc. has had no operations to date nor did it have assets or liabilities as of March 31, 2022 and December 31, 2021, respectively.

On June 18, 2019, the Company completed its acquisition of assets from AH Originals, Inc. (“AHO”), a corporation controlled by the same owner group of Global Fiber Technologies, Inc., for the consideration of 6,400,000 shares of common stock of the Company to be issued and the issuance of a promissory note of $447,150 that bears 3% interest per annum and have a one-year term with eight options to extend the maturity date for three-month periods. In addition, the Company issued to AHO 200,000 common shares of Authentic Heroes, Inc. (“AHI”), a subsidiary created by the Company, to hold the purchased assets. AHI has commenced minimal operations as of March 31, 2022.

Basis of Presentation: Unaudited Interim Financial Information

The accompanying interim condensed consolidated financial statements are unaudited. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all of the normal recurring adjustments necessary to present fairly the financial position and results of operations as of and for the periods presented. The interim results are not necessarily indicative of the results to be expected for the full year or any future period.

Certain information and footnote disclosures normally included in the condensed consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Company believes that the disclosures are adequate to make the interim information presented not misleading.

These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto included in the Company’s Report on Form 10-K/A filed on April 15, 2022, for the years ended December 31, 2021, and 2020.

Going Concern

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles, which contemplates continuation of the Company as a going concern. The Company has an accumulated deficit of $34,831,503 and $35,222,530 as March 31, 2022, and December 31, 2021, respectively. In addition, as of March 31, 2022, and December 31, 2021, the Company had a working capital deficit of $3,310,354 and $3,853,273, respectively, with limited cash resources available. Consequently, the aforementioned items raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Management plans to raise additional debt or equity and continue to settle obligations by issuing stock. Management plans to continue to raise additional debt and equity until the Company has positive cash flows from an operating company.

Going Concern

The Company’s ability to continue as a going concern is dependent upon its ability to repay or settle its current indebtedness, generate positive cash flow from an operating company, and/or raise capital through equity and debt financing or other means on desirable terms. If the Company is unable to obtain additional funds when they are required or if the funds cannot be obtained on favorable terms, management may be required to restructure the Company or cease operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

F-6

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include all of the accounts of the Company and its wholly owned subsidiaries, ECO CHAIN 360, Inc. which is 51% owned. All significant intercompany accounts and transactions have been eliminated. As noted above in Note 1 ECO CHAIN 360, Inc., had no operations, assets or liabilities as of March 31, 2022 and December 31, 2021. Because of this, a non-controlling interest is not reflected in these financial statements. In addition, the Company has consolidated Authentic Heroes, Inc., Inc. of which the Company owns 80%.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and investments in money market funds. The Company considers all highly liquid instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value. There were no inventories as of March 31, 2022 and December 31, 2021

Equipment

Property and equipment are stated at cost. Costs of replacements and major improvements are capitalized, and maintenance and repairs are charged to operations as incurred. Depreciation expense is provided primarily by the straight-line method over the estimated useful lives of the assets as follows:

Equipment	5 Years
Furniture and Fixtures	7 Years
Forklift	3 Years

	March 31, 2022	December 31, 2021

Furniture and Equipment	$216,398	$216,398
Forklift	20,433	20,433
	239,831	2,366,818
Less accumulated depreciation	(136,901)	(124,415)
	$99,930	$112,416

Depreciation expense amounted to $29,485 and $12,486 for the three months ended March 31, 2022 and 2021, respectively.

The long-lived assets of the Company are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” (“ASC 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

During the three months ended March 31, 2022 and 2021, no impairment losses have been identified.

Intangible Assets

The Company accounts for intangible assets (including trademarks and website) in accordance with ASC 350 “Intangibles-Goodwill and Other” (“ASC 350”). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

F-7

The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed, either on a straight-line or accelerated basis over the estimated periods benefited. Patents, technology and other intangibles with contractual terms are generally amortized over their respective legal or contractual lives. When certain events or changes in operating conditions occur, an impairment assessment is performed and lives of intangible assets with determinable lives may be adjusted.

We amortize the cost of our intangible assets over the 15-year estimated useful life on a straight-line basis.

The following table sets forth the amortization for the intangible assets at March 31, 2022 and December 31, 2021.

	March 31, 2022	December 31, 2021

Patent	$12,406	$12,406
Websites	10,690	10,690
Royalties	125,000	125,000
	148,096	148,096
Less accumulated amortization	(103,629)	(86,630)
	$44,467	$61,466

Amortization expense amounted to $29,425 and $307 for the three months ended March 31, 2022 and December 31, 2021, respectively.

Prepaid interest and deposits

Prepaid interest and deposits consist of prepaid consulting fees, OTC market annual fees and license agreement. Prepaid interest is amortized over the life of the related liability.

Revenue Recognition

The Company recognizes revenue from its contracts with customers in accordance with ASC 606 - Revenue from Contracts with Customers. The Company recognizes revenues when satisfying the performance obligation of the associated contract that reflects the consideration expected to be received based on the terms of the contract.

Revenue related to contracts with customers is evaluated utilizing the following steps: (i) Identify the contract, or contracts, with a customer; (ii) Identify the performance obligations in the contract; (iii) Determine the transaction price; (iv) Allocate the transaction price to the performance obligations in the contract; (v) Recognize revenue when the Company satisfies a performance obligation.

Accounts Receivable

Accounts receivables are recorded in accordance with ASC 310, “Receivables.” Accounts receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in its existing accounts receivable. The Company does not currently have any amount recorded as an allowance for doubtful accounts. Based on management’s estimate and based on all accounts being current, the Company has not deemed it necessary to reserve for doubtful accounts at this time.

Income Taxes

Income taxes are accounted for under the asset and liability method as stipulated by ASC 740 “Income Taxes.” Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities or a change in tax rate is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced to estimated amounts to be realized by the use of a valuation allowance. A valuation allowance is applied when in management’s view it is more likely than not that such deferred tax asset will be unable to be utilized.

F-8

The Company adopted certain provisions under ASC Topic 740, which provide interpretative guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Effective with the Company’s adoption of these provisions, interest related to the unrecognized tax benefits is recognized in the financial statements as a component of income taxes.

In the unlikely event that an uncertain tax position exists in which the Company could incur income taxes, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Reserves for uncertain tax positions would be recorded if the Company determined it is probable that a position would not be sustained upon examination or if payment would have to be made to a taxing authority and the amount is reasonably estimated.

As of March 31, 2022, and December 31, 2021, the Company does not believe it has any uncertain tax positions that would result in the Company having a liability to the taxing authorities. The Company’s tax returns are subject to examination by the federal and state tax authorities for the years ended 2017 through 2021.

Stock-based Compensation

We account for stock-based awards at fair value on the date of grant and recognize compensation over the service-period that they are expected to vest. We estimate the fair value of stock options and stock purchase warrants using the Black-Scholes option pricing model. The estimated value of the portion of a stock-based award that is ultimately expected to vest, taking into consideration estimated forfeitures, is recognized as expense over the requisite service periods. The model includes subjective input assumptions that can materially affect the fair value estimates. The expected volatility is estimated based on the most recent historical period of time, of other comparative securities, equal to the weighted average life of the options. The estimate of stock awards that will ultimately vest requires judgment, and to the extent that actual forfeitures differ from estimated forfeitures, such differences are accounted for as a cumulative adjustment to compensation expenses and recorded in the period that estimates are revised.

Beneficial Conversion Feature

For conventional convertible debt where the rate of conversion is below market value, the Company records any “beneficial conversion feature” (“BCF”) intrinsic value as additional paid in capital and related debt discount.

When the Company records a BCF, the relative fair value of the BCF is recorded as a debt discount against the face amount of the respective debt instrument. The discount is amortized over the life of the debt. If a conversion of the underlying debt occurs, a proportionate share of the unamortized amounts is immediately expensed.

Debt Issue Costs

The Company may pay debt issue costs in connection with raising funds through the issuance of debt whether convertible or not or with other consideration. These costs are recorded as debt discounts and are amortized over the life of the debt to the statement of operations as amortization of debt discount.

Original Issue Discount

If debt is issued with an original issue discount, the original issue discount is recorded to debt discount, reducing the face amount of the note and is amortized over the life of the debt to the statement of operations as amortization of debt discount. If a conversion of the underlying debt occurs, a proportionate share of the unamortized amounts is immediately expensed.

Use of Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the valuation of stock-based awards issued and derivatives embedded in financial instruments. Estimates are used in the determination of depreciation, the valuation of non-cash issuances of common stock, stock options and warrants, valuing convertible notes for beneficial conversion features, among others.

F-9

Fair Value

FASB ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) establishes a framework for all fair value measurements and expands disclosures related to fair value measurement and developments. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 requires that assets and liabilities measured at fair value are classified and disclosed in one of the following three categories:

Level 1-Quoted market prices for identical assets or liabilities in active markets or observable inputs.

Level 2-Significant other observable inputs that can be corroborated by observable market data; and

Level 3-Significant unobservable inputs that cannot be corroborated by observable market data.

The carrying amounts of cash, accrued compensation, accounts payable and other liabilities, accrued interest payable, and short-term portion of notes payable approximate fair value because of the short-term nature of these items.

Concentration of Credit Risk

The carrying value of short-term financial instruments, including cash, restricted cash, trade accounts receivable, accounts payable, accrued expenses and short-term debt, approximates the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market. The Company maintains cash balances at financial institutions that are insured by the FDIC. On March 31,2022 and December 31, 2021, the Company had no amounts in excess of the FDIC limit.

New Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. This update addresses several aspects of the accounting for nonemployee share-based payment transactions and expands the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The main provisions of the update change the way nonemployee awards are measured in the financial statements. Under the simplified standards, nonemployee options will be valued once at the date of grant, as compared to at each reporting period end under ASC 505-50. At adoption, all awards without established measurement dates will be revalued one final time, and a cumulative effect adjustment to retained earnings will be recorded as the difference between the pre-adoption value and new value. Companies will be permitted to make elections to establish the expected term and either recognize forfeitures as they occur or apply a forfeiture rate. Compensation expense recognition using a graded vesting schedule will no longer be permitted. This pending content is the result of the FASB’s Simplification Initiative, to maintain or improve the usefulness of the information provided to the users of financial statements while reducing cost and complexity in financial reporting. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. Because the Company does not currently have any outstanding awards to non-employees for which a measurement date has not been established the adoption of ASU 2018-07 does not have a material impact to the Company’s financial statements and related disclosures upon adoption. The adoption of this standard will change the way that the Company accounts for non-employee compensation in the future.

In January 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842, which amends ASC Topic 842. Among other things, the new standard requires us to recognize a right of use asset and a lease liability on our balance sheet for leases. It also changes the presentation and timing of lease-related expenses. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the effect this guidance may have on its financial position, results of operations, comprehensive income, cash flows and disclosures.

In February 2016, the FASB issued ASU No. 2016-02 Leases (Topic 842) intended to improve financial reporting around leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate, airplanes, and manufacturing equipment. The ASU will require organizations that lease assets - referred to as “lessees”- to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. For public companies, the standard is effective for fiscal years beginning after December 15, 2018, and interim periods therein. Earlier adoption is permitted for any annual or interim period for which financial statements have not yet been issued. The Company adopted this ASU beginning on January 1, 2019, and will utilize the modified retrospective transition approach, as prescribed within this ASU. The adoption of ASC 842 did not have a material effect on the Company’s financial statements.

Reclassifications

Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation.

F-10

NOTE 3 - CAPITAL STOCK

Preferred Stock

The Company has designated a “Class B Convertible Preferred Stock” (the “Class B Preferred”). The number of authorized shares totals 1,000,000 and the par value is $0.001 per share. The Class B Preferred shareholders vote together with the common stock as a single class. The holders of Class B Preferred are entitled to receive all notices relating to voting as are required to be given to the holders of the Common Stock. The holders of shares of Class B Preferred shall be entitled to 10,000 votes per share. The Class B Preferred Stock will have the rights to liquidation as all classes of the Common Stock of the Company. The Class B Preferred stockholders are entitled to receive non-cumulative dividends at the rate of 8% per annum and are accrued daily. The Class B Preferred Stock shall be redeemed by the Corporation for 100% of the original purchase price plus the amount of cash dividends accrued on the earlier of 6 months from the date of issuance, or the date that the Corporation received its funding from any outside source in conjunction with a merger, reverse merger or any change of control. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Class B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any assets of the Corporation to the holders of the Common Stock, the amount of $0.035 per share plus any and all accrued but unpaid dividends.

Common Stock

As of March 31, 2022, and December 31, 2021, the Company had 1,489,849,017 and 1,450,210,322 shares of its $0.001 par value common stock issued and outstanding, respectively.

During the three months ended March 31, 2022, the company issued 15,638,695 shares to convert notes payable valued at $78,265 including accrued interest.

During the three months ended March 31, 2021, the Company no issuance of common shares occurred

Warrants exercisable for common shares as of March 31, 2022 and December 31, 2021 are 1,489,849,017 and 1,450,210,322 shares and weighted average exercise price of $0.0035

As of March 31, 2022, and December 31, 2021, the intrinsic value warrants outstanding was $ 0.00 based on the closing market price of $0.0035 on March 31, 2022, and $0050 on December 31, 2021, respectively.

NOTE 4 - NOTES PAYABLE

Unsecured Notes Payable

The balances of unsecured notes as of March 31,2022 and December 31, 2021, was $253,995 and $250,464, balances include accrued interest of $32,492 and 28,961as of March 31, 2022 and December 31, 2021.Unsecured promissory notes are notes received from individual accredited investors from November 2014 to 2017 and interest accrued at 5% except for two notes amounting to $25,000 which is non-interest-bearing note.

Convertible Notes Payable - related party

In August 2015, the Company issued an unsecured promissory note to an investor in the amount of $50,000, convertible to common stock at $1.00 per share. The note bears an interest rate of 8% per annum and matured on August 8, 2016. The note is currently unpaid and in default. The note does not contain a beneficial conversion feature. The balance of this note plus accrued interest totals were $81,568 and $78,568 at March 31,2022 and December 31, 2021. Accrued interest included in the balances was $31,568 and $28,568 for March 31, 2022, and December 31, 2021 respectively.

Promissory Notes Payable - related party

On June 18, 2019, the Company issued a promissory note at a principal amount of $447,150 as part of the consideration for the acquisition of assets from AH Originals, Inc., a corporation controlled by the same owner group of Global Fiber Technologies, Inc. The promissory note bears 3% interest per annum and have a one-year term with eight options to extend the maturity date for three-month periods. The balance of this note, net of note discount of $211,123 plus accrued interest totals was $379,447 and $376,014 as of March 31, 2022 and December 31, 2021 respectively.

Convertible Notes Payable

During the three months ended March 32, 2022, the company converted a total $ 78,265 convertible notes into 15,638,695 common shares with market value of $62,409. Outstanding balance of notes payable and accrued interest was $363,123 as of March 31, 2022, includes accrued interest of $112,130 as of March 31, 2022

There was no conversion of notes during the first quarter ending March 31,2021.

F-11

NOTE 5 - RELATED PARTY TRANSACTIONS

During the three months period net cash proceeds $41,095 was received from related party, proceeds used for various operating expenses.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Covid 19

A novel strain of coronavirus (“Covid-19”) emerged globally in December 2019 and has been declared a pandemic. The extent to which Covid-19 will impact our customers, business, results and financial condition will depend on current and future developments, which are highly uncertain and cannot be predicted at this time. While the Company’s day-to-day operations beginning March 2020 have been impacted, we have suffered less immediate impact as most staff can work remotely and can continue to develop our product offerings.

That said we have seen our business opportunities develop more slowly as business partners and potential customers are dealing with Covid-19 issues, working remotely and these issues are causing delays in decision making and finalization of negotiations and agreements.

NOTE 7 - NET LOSS PER SHARE

Potentially dilutive securities are excluded from the calculation of net loss per share when their effect would be anti-dilutive. For all periods presented in the consolidated financial statements, all potentially dilutive securities have been excluded from the diluted share calculations as they were anti-dilutive as a result of the net losses incurred for the respective periods. Accordingly, basic shares equal diluted shares for all periods presented.

Potentially dilutive securities were comprised of the following:

	March 31, 2022	December 31, 2021

Warrants	11,000,000	1,150,363
Options	2,700,000	2,700,000
Convertible notes payable, including accrued interest	106,911,847	154,496,946
	173,109,492	158,347,309

NOTE 8 - SUBSEQUENT EVENTS

On May 2, 2022, Authentic Heroes, Inc. (“Authentic Heroes”), a wholly owned subsidiary of Global Fiber Technologies, Inc., (the “Company”), entered into a License Agreement (the “License Agreement”) with the Company’s Chief Executive Officer and Director, Paul Serbiak (“Serbiak”).

Pursuant to the License Agreement, Serbiak agreed to provide Authentic Heroes with an exclusive license to use certain of Serbiak’s intellectual property rights, including Patent No. US 10,781,539 B2 entitled “AUTHENTICATABLE ARTICLES, FABRIC AND METHOD OF MANUFACTURE” and of the invention therein described, for products in the sports and music memorabilia business.

In exchange for such license, Authentic Heroes agreed to (i) pay Serbiak $100 within ten business days of License Agreement and a fee of $10,000 on or before January 1, 2023, (ii) pay Serbiak royalties of 1% of the revenue generated from the sale of the products amounting to at least $3,000,000 in revenue at year three of the License Agreement and another 1% of the revenue generated from the sale of the products amounting to at least $10,000,000 in revenue at year five (5) of the License Agreement. If Authentic Heroes fails to achieve at least $3,000,000 in revenue at year three or $10,000,000 in revenue at year five from this date of the License Agreement, then the exclusive license shall be a non-exclusive license.

F-12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and

Board of Directors of Global Fiber Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Global Fiber Technologies, Inc. (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the two-years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s accumulated deficit, net loss and working capital deficiency raise substantial doubt about its ability to continue as a going concern for a period of one year from the issuance of the financial statements. Management’s plans are also described in Note 1. The financial statements do not include adjustments that might result from the outcome of this uncertainty.

Basis of Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Accounting for Embedded Derivative Liabilities Related to Convertible Debentures

As described in Notes 4 and 5 to the financial statements, the Company had convertible debentures that required accounting considerations and significant estimates.

The Company determined that variable conversion features issued in connection with certain convertible debentures required derivative liability classification. These variable conversion features were initially measured at fair value and subsequently have been remeasured to fair value at each reporting period. The Company determined the fair value of the embedded derivatives using the Black-Scholes-Merton option pricing model.

F-13

We identified the accounting considerations and related valuations, including the related fair value determinations of the embedded derivative liabilities of such as a critical audit matter. The principal considerations for our determination were: (1) the accounting consideration in determining the nature of the various features (2) the evaluation of the potential derivatives and potential bifurcation in the instruments, and (3) considerations related to the determination of the fair value of the various debt and equity instruments and the conversion features that include valuation models and assumptions utilized by management. Auditing these elements is especially challenging and requires auditor judgement due to the nature and extent of audit effort required to address these matters, including the extent of specialized skill or knowledge needed.

Our audit procedures related to management’s conclusion on the evaluation and related valuation of embedded derivatives, included the following, among others: (1) evaluating the relevant terms and conditions of the various financings, (2) assessing the appropriateness of conclusions reached by the Company with respect to the accounting for the convertible debt, and the assessment and accounting for potential derivatives and (3) independently recomputing the valuations determined by Management.

/s/ Boyle CPA, LLC

We have served as the Company’s auditor since 2020

Red Bank, NJ

April 15, 2022

(PCAOB ID:6285)

331 Newman Springs Road	P (732) 784-1582
Building 1, 4th Floor, Suite 143	F (732) 510-0665
Red Bank, NJ 07701

F-14

Global Fiber Technologies, Inc.

(formerly ECO TEK 360, INC. and Subsidiaries)

Consolidated Balance Sheets

For the Year Ended December 31, 2021 and 2020

	December 31, 2021	December 31, 2020

ASSETS
Current Assets
Cash and cash equivalents	$-	$8,548
Prepaid interest and deposits	-	-
Inventories	-	60,815
Total Current Assets		69,363
Property and equipment, net	112,416	163,093
Intangible assets	61,466	129,462
TOTAL ASSETS	$173,882	$361,918

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Bank overdraft	2,455
Accounts payable and accrued liabilities	274,851	299,732
Accrued compensation	501,250	501,250
Unsecured notes and accrued interest payable	250,464	232,808
Convertible notes and accrued interest - net of debt discount of $0 and $52,720, respectively	429,416	349,222
Convertible notes and accrued interest - related party	78,568	71,534
Promissory note and accrued interest - related party	376,014	362,440
Derivative liabilities	1,058,528	620,149
Advances from related parties	280,416	114,655
Related party loans and accrued interest	259,529	253,927
Self Liquidating Promissory Notes	157,500	150,000
Subscription payable	100,000	100,000
Current liabilities from discontinued operations	84,281	84,281
Total Current Liabilities	3,853,272	3,139,998
Stockholders’ Deficit
Preferred stock, Class B, $0.001 par value, 1,000,000 shares authorized, 200,000 shares issued and outstanding	200	200
Common stock $0.001 par value, 2,500,000,000 shares authorized, 1,450,210,322 and 1,253,239,584 shares issued and outstanding, 147,819,000 and 147,819,000 issuable as of December 31, 2021 and 2020, respectively	1,450,210	1,253,239
Additional paid-in capital	30,092,730	29,789,774
Accumulated deficit	(35,222,530)	(33,821,293)
Stockholders' deficit	(3,679,390)	(2,778,080)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$173,882	$361,918

The accompanying notes are an integral part of these consolidated financial statements.

F-15

Global Fiber Technologies, Inc.

(formerly ECO TEK 360, INC. and Subsidiaries)

Consolidated Statements of Operations

For the Year Ended December 31, 2021 and 2020

	2021	2020

REVENUE	$5,854	$3,994
COST OF REVENUES	63,814	26,858
GROSS PROFIT (LOSS)	(57,960)	(22,864)
OPERATING EXPENSES
General and administrative	154,737	223,876
Depreciation and Amortization	118,673	114,910
Consulting fees share expense	10,000	4,550
Total Operating Expenses	283,410	343,336

LOSS FROM OPERATIONS	(341,370)	(366,200)

OTHER EXPENSE
Loss on change in fair value of derivative liabilities	841,322	588,839
Interest expense and financing costs	195,687	90,546
Interest expense - related parties	22,858	90,283
Total other expense	1,059,867	769,668

NET LOSS	(1,401,237)	(1,135,868)

Net loss per share	$(0.0011)	$(0.0020)

Weighted average common shares outstanding	1,300,075,808	561,901,598

The accompanying notes are an integral part of these consolidated financial statements.

F-16

Global Fiber Technologies, Inc.

(formerly ECO TEK 360, INC. and Subsidiaries)

Consolidated Statements of Stockholders’ Deficit

For the Year Ended December 31, 2021 and 2020

					Additional		Total
	Class B Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficiency

Balance December 31, 2019	200,000	$200	35,027,402	$35,028	$29,780,891	$(32,685,425)	$(2,869,306)
Conversion of notes payable			1,217,812,182	1,217,811	4,733		1,222,544
Isssuance of common for services			700,000	700	3,850		4,550
Cancellation of shares			(300,000)	(300)	300		-
Net Loss						(1,135,868)	(1,135,868)
Balance December 31, 2020	200,000	$200	1,253,239,584	$1,253,239	$29,789,774	$(33,821,293)	(2,778,080)

Conversion of notes payable			195,970,738	195,971	293,956		489,927
Isssuance of common for services			1,000,000	1,000	9,000		10,000
Net loss						(1,401,237)	(1,401,237)
Balance December 31, 2021	200,000	$200	1,450,210,322	$1,450,210	$30,092,730	$(35,222,530)	$(3,679,390)

The accompanying notes are an integral part of these consolidated financial statements.

F-17

Global Fiber Technologies, Inc.

(formerly ECO TEK 360, INC. and Subsidiaries)

Consolidated Statements of Cash Flows

For the Year Ended December 31, 2021 and 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,401,237)	$(1,135,868)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Loss (Gain) on change in fair value of derivative liabilities	186,508	588,839
Extinguishment of derivative liabilities due to conversion	251,871	125,845
Depreciation - Property and equipment	50,677	49,944
Depreciation - Operating lease right-of-use assets	-	63,638
Amortization - Intangible assets	67,996	1,778
Stock issued for services	9,000	4,550
Stock issues for conversion of notes payables	571,121
Amortization of debt discount		70,374
Changes in operating assets and liabilities:
Bank Indebtedness	2,455
Expense paid for subsidiary	-	(9,903)
Inventory	60,815
Prepaid interest and deposits	-	96,214
Accounts payable and accrued expenses	(24,881)	83,489
Accrued interest	51,366	48,998
Net cash used in operating activities	(174,309)	(12,102)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of license for right to use	-	(75,000)
Acquisition of intangible assets	-	(3,173)
Net cash used in investing activities	-	(78,173)
CASH FLOWS FROM FINANCING ACTIVITIES
Advances from related parties	165,761
Proceeds from Self liquidating Promissory Notes	-	150,000
Repayment of promissory note- related party		(9,000)
Payment of operating lease liabilities	-	(46,971)
Net cash provided by financing activities	165,761	94,029
Net change in cash and cash equivalents	(8,548)	3,754
Cash and cash equivalents - beginning of period	8,548	4,794
Cash and cash equivalents - end of period	$-	$8,548

Non-Cash Investing and Financing Activity:

Debt discount from Derviative libilities	-	$369,664

Shares issued for convetible notes settlement	$490,927	$1,222,544

The accompanying notes are an integral part of these consolidated financial statements.

F-18

GLOBAL FIBER TECHNOLOGIES, INC.

(FORMERLY ECO TEK 360, INC.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

NOTE 1 – DESCRIPTION OF BUSINESS AND GOING CONCERN

Global Fiber Technologies, Inc. (“the Company”) was incorporated in Nevada on March 25, 2005. As of December 31, 2021, and December 31, 2020, the Company had 2,500,000,000 shares of authorized common stock.

On June 18, 2019, the Company completed its acquisition of assets from AH Originals, Inc. (“AHO”), a corporation controlled by the same owner group of Global Fiber Technologies, Inc., for the consideration of 6,400,000 shares of common stock of the Company to be issued and the issuance of a promissory note of $447,150 that bears 3% interest per annum and have a one year term with eight options to extend the maturity date for three-month periods. In addition, the Company issued to AHO 200,000 common shares of Authentic Heroes, Inc. (“AHI”), a subsidiary created by the Company, to hold the purchased assets. AHI has commenced minimal operations as of December 31, 2019.

Going Concern

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles, which contemplates continuation of the Company as a going concern. The Company has an accumulated deficit of $35,222,530 and $33,821,293 as of December 31, 2021, and December 31, 2020, respectively, which include net losses of $1,401,237 and $1,135,868 for the years ended December 31, 2021, and 2020, respectively. In addition, as of December 31, 2021, and December 31, 2020, the Company had a working capital deficit of $3,853,272 and $3,070,635 respectively, with limited cash resources available. Consequently, the aforementioned items raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Management plans to raise additional debt or equity and continue to settle obligations by issuing stock. Management plans to continue to raise additional debt and equity until the Company has positive cash flows from an operating company.

The Company’s ability to continue as a going concern is dependent upon its ability to repay or settle its current indebtedness, generate positive cash flow from an operating company, and/or raise capital through equity and debt financing or other means on desirable terms. If the Company is unable to obtain additional funds when they are required or if the funds cannot be obtained on favorable terms, management may be required to restructure the Company or cease operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in US dollars. The Company uses the accrual basis of accounting and has adopted a December 31 fiscal year end.

F-19

Principles of Consolidation

The accompanying consolidated financial statements include all the accounts of the Company and its wholly owned subsidiaries, Trident Merchant Group, Inc. and Progressive Fashions Inc., and its majority owned subsidiaries, Leading Edge Fashion, LLC, Pure361, LLC and Fiber Chain, Inc. which are 51% owned. All significant intercompany accounts and transactions have been eliminated. As noted above in Note 1, our 51% owned subsidiaries, Pure361, Leading Edge Fashions, LLC and Fiber Chain, Inc., had no operations, assets or liabilities as of December 31, 2021, and 2020. Because of this, a non-controlling interest is not reflected in these financial statements. In addition, the Company has consolidated Authentic Heroes, Inc., Inc. of which the Company owns 80%.

Reclassifications

Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation. These reclassifications had no effect on reported consolidated net loss.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and investments in money market funds. The Company considers all highly liquid instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value.

On December 31, 2021, the Company had no acquired inventories.

	December 31, 2021	December 31, 2020
Raw Material	$-	$13,631
Finished Goods	-	47,184
	$-	$60,815

Equipment

Property and equipment are stated at cost. Costs of replacements and major improvements are capitalized, and maintenance and repairs are charged to operations as incurred. Depreciation expense is provided primarily by the straight-line method over the estimated useful lives of the assets as follows:

Equipment	5 Years
Furniture and Fixtures	7 Years
Forklift	3 Years

F-20

	December 31,	December 31,
	2021	2020
Furniture and Equipment	$216,398	$216,398
Forklift	20,433	20,433
	236,831	236,681
Less accumulated depreciation	(124,415)	(73,738)
	$112,416	$163,093

Depreciation expense amounted to $50,677 and $49,944 for the year ended December 31, 2021, and 2020, respectively.

The long-lived assets of the Company are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” (“ASC 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the year ended December 31, 2021, and 2020, no impairment losses have been identified.

Intangible Assets

The Company accounts for intangible assets (including trademarks and website) in accordance with ASC 350 “Intangibles-Goodwill and Other” (“ASC 350”). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed, either on a straight-line or accelerated basis over the estimated periods benefited. Patents, technology, and other intangibles with contractual terms are generally amortized over their respective legal or contractual lives. When certain events or changes in operating conditions occur, an impairment assessment is performed and lives of intangible assets with determinable lives may be adjusted.

We amortize the cost of our intangible assets over the 15-year estimated useful life on a straight-line basis.

F-21

The following table sets forth the amortization for the intangible assets at December 31, 2021 and 2020:

	December 31,	December 31,
	2021	2020
Patent	$12,406	$12,406
Websites	10,690	10,690
Royalties	125,000	125,000
	148,096	148,096
Less accumulated amortization	(86,630)	(18,634)
	$61,466	$129,462

Amortization expense amounted to $67,996 and $64,966 for the year ended December 31, 2021, and 2020, respectively.

Prepaid interest and deposits

Prepaid interest and deposits consist of prepaid consulting fees, OTC market annual fees and license agreement. Prepaid interest is amortized over the life of the related liability.

Revenue Recognition

The Company recognizes revenue from its contracts with customers in accordance with ASC 606 – Revenue from Contracts with Customers. The Company recognizes revenues when satisfying the performance obligation of the associated contract that reflects the consideration expected to be received based on the terms of the contract.

Revenue related to contracts with customers is evaluated utilizing the following steps: (i) Identify the contract, or contracts, with a customer; (ii) Identify the performance obligations in the contract; (iii) Determine the transaction price; (iv) Allocate the transaction price to the performance obligations in the contract; (v) Recognize revenue when the Company satisfies a performance obligation.

Accounts Receivable

Accounts receivable are recorded in accordance with ASC 310, “Receivables.” Accounts receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in its existing accounts receivable. The Company does not currently have any amount recorded as an allowance for doubtful accounts. Based on management’s estimate and based on all accounts being current, the Company has not deemed it necessary to reserve for doubtful accounts at this time.

Leases

Effective October 1, 2019, the Company adopted the Financial Accounting Standards Board’s (the “FASB”) Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), and additional ASUs issued to clarify and update the guidance in ASU 2016-02 (collectively, the “new leases standard”), which modifies lease accounting for lessees to increase transparency and comparability by recording lease assets and liabilities for operating leases and disclosing key information about leasing arrangements. The Company adopted the new leases standard utilizing the modified retrospective transition method, under which amounts in prior periods presented were not restated. For contracts existing at the time of adoption,. The Company currently do not have any operating lease over 1 year term the to require accessing (i) whether any are or contain leases, (ii) lease classification, and (iii) initial direct costs

F-22

Income Taxes

Income taxes are accounted for under the asset and liability method as stipulated by ASC 740 “Income Taxes.” Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities or a change in tax rate is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced to estimated amounts to be realized using a valuation allowance. A valuation allowance is applied when in management’s view it is more likely than not that such deferred tax asset will be unable to be utilized.

The Company adopted certain provisions under ASC Topic 740, which provide interpretative guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Effective with the Company’s adoption of these provisions, interest related to the unrecognized tax benefits is recognized in the financial statements as a component of income taxes.

In the unlikely event that an uncertain tax position exists in which the Company could incur income taxes, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Reserves for uncertain tax positions would be recorded if the Company determined it is probable that a position would not be sustained upon examination or if payment would have to be made to a taxing authority and the amount is reasonably estimated. As of December 31, 2020, and 2019, the Company does not believe it has any uncertain tax positions that would result in the Company having a liability to the taxing authorities. The Company’s tax returns are subject to examination by the federal and state tax authorities for the years ended 2017 through 2021.

Stock-based Compensation

We account for stock-based awards at fair value on the date of grant and recognize compensation over the service-period that they are expected to vest. We estimate the fair value of stock options and stock purchase warrants using the Black-Scholes option pricing model. The estimated value of the portion of a stock-based award that is ultimately expected to vest, taking into consideration estimated forfeitures, is recognized as expense over the requisite service periods. The model includes subjective input assumptions that can materially affect the fair value estimates. The expected volatility is estimated based on the most recent historical period, of other comparative securities, equal to the weighted average life of the options. The estimate of stock awards that will ultimately vest requires judgment, and to the extent that actual forfeitures differ from estimated forfeitures, such differences are accounted for as a cumulative adjustment to compensation expenses and recorded in the period that estimates are revised. For the year ended December 31, 2021, and 2020, the Company incurred $10,000 and $76,268 for stock-based compensation, respectively.

Beneficial Conversion Feature

For conventional convertible debt where the rate of conversion is below market value, the Company records any “beneficial conversion feature” (“BCF”) intrinsic value as additional paid in capital and related debt discount.

F-23

When the Company records a BCF, the relative fair value of the BCF is recorded as a debt discount against the face amount of the respective debt instrument. The discount is amortized over the life of the debt. If a conversion of the underlying debt occurs, a proportionate share of the unamortized amounts is immediately expensed.

Debt Issue Costs

The Company may pay debt issue costs in connection with raising funds through the issuance of debt whether convertible or not or with other consideration. These costs are recorded as debt discounts and are amortized over the life of the debt to the statement of operations as amortization of debt discount.

Original Issue Discount

If debt is issued with an original issue discount, the original issue discount is recorded to debt discount, reducing the face amount of the note and is amortized over the life of the debt to the statement of operations as amortization of debt discount. If a conversion of the underlying debt occurs, a proportionate share of the unamortized amounts is immediately expensed.

Use of Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the valuation of stock-based awards issued and derivatives embedded in financial instruments. Estimates are used in the determination of depreciation, the valuation of non-cash issuances of common stock, stock options and warrants, valuing convertible notes for beneficial conversion features, among others.

Fair Value

FASB ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) establishes a framework for all fair value measurements and expands disclosures related to fair value measurement and developments. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 requires that assets and liabilities measured at fair value are classified and disclosed in one of the following three categories:

Level 1—Quoted market prices for identical assets or liabilities in active markets or observable inputs.

Level 2—Significant other observable inputs that can be corroborated by observable market data; and

Level 3—Significant unobservable inputs that cannot be corroborated by observable market data.

F-24

The following table summarizes fair value measurements by level at December 31, 2021, and 2020, measured at fair value on a recurring basis:

December 31, 2021	Level 1	Level 2	Level 3	Total
Liabilities
Derivative Liabilities	$-	$-	$1,667,700	$1,667,700

December 31, 2020	Level 1	Level 2	Level 3	Total
Liabilities
Derivative Liabilities	$-	$-	$620,149	$620,149

Concentration of Credit Risk

The carrying value of short-term financial instruments, including cash, restricted cash, trade accounts receivable, accounts payable, accrued expenses and short-term debt, approximates the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate the market. The Company maintains cash balances at financial institutions that are insured by the FDIC. At December 31, 2021 and December 31, 2020, the Company had no amounts in excess of the FDIC limit.

COVID-19

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which has and is continuing to spread throughout China and other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (“COVID-19”) a “Public Health Emergency of International Concern,” and on March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic”. Our operations are in Somerset, NJ which NJ as a whole is characterized as an area that has a “ high concentration of risk” as it relates to COVID-19.

The Company has been following the recommendations of local health authorities to minimize exposure risk for its employees for the past several weeks, including the temporary closures of its offices and having employees work remotely to the extent possible, which has to an extent adversely affected their efficiency. As a result, the Company’s books and records were not easily accessible, resulting in delays in preparation and completion of its financial statements. Further, the various governmental mandatory closures of businesses in these locations have precluded the Company’s personnel, particularly its senior accounting staff, from obtaining access to its subsidiaries’ books and records necessary to prepare the Company’s financial statements that, once audited, comprise the essence of the Annual Report.

New Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, ASC Subtopic 470-20 “Debt—Debt with Conversion and Other Options”. The standard reduced the number of accounting models for convertible debt instruments and convertible preferred stock. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting; and, (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this update are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company had adopted this standard and determine there is no material impact on its financial statements.

F-25

NOTE 3 – CAPITAL STOCK

Preferred Stock

The Company has designated a “Class B Convertible Preferred Stock” (the “Class B Preferred”). The number of authorized shares totals 1,000,000 and the par value is $0.001 per share. The Class B Preferred shareholders vote together with the common stock as a single class. The holders of Class B Preferred are entitled to receive all notices relating to voting as are required to be given to the holders of the Common Stock. The holders of shares of Class B Preferred shall be entitled to 10,000 votes per share. The Class B Preferred Stock will have the rights to liquidation as all classes of the Common Stock of the Company. The Class B Preferred stockholders are entitled to receive non-cumulative dividends at the rate of 8% per annum and are accrued daily. The Class B Preferred Stock shall be redeemed by the Corporation for 100% of the original purchase price plus the amount of cash dividends accrued on the earlier of 6 months from the date of issuance, or the date that the Corporation received its funding from any outside source in conjunction with a merger, reverse merger or any change of control. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Class B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any assets of the Corporation to the holders of the Common Stock, the amount of $0.035 per share plus any and all accrued but unpaid dividends.

Common Stock

As of December 31, 2021, and 2020, the Company had 1,450,210,322 and 1,253,239,584 shares of its $0.001 par value common stock issued and outstanding, respectively.

During the year ended December 31, 2021, the Company issued common shares as follows,

•	During the year ended December 31, 2021, the company issued 1,000,000 shares to consultant for services rendered for value of $10,000.

•	During the year ended December 31, 2021, the company issued a total of 195,970,738 shares for settlement of convertible notes and accrued interest of $205,777.

During the year ended December 31, 2020, the Company issued common shares as follows,

•	The company convertible promissory notes Principal balance $596,863 and accrued interest of $37,336 was converted to equity and issued a total of 431,729,278 shares of common stock.

•

The company issued a total of 794,664,070 shares of common stock to settle convertible promissory notes with Principal balance $173,500 and accrued interest of $16,142 was converted to equity. As a result of this conversion a total of $649,742 derivative liabilities was settled.

F-26

Warrants Exercisable to Common Shares

The below table summarizes the activity of warrants exercisable for common shares during the year ended December 31, 2021 and the year ended December 31, 2020:

	Number of	Weighted Average
	Shares	Exercise Price
Balance as of December 31, 2019	1,150,363	$0.30
Granted
Exercised	(102,689)	-
Forfeited	-	-
Balance as of December 31, 2020	935,436	$0.30
Granted	-
Exercised	-	-
Forfeited	-	-
Balance as of December 31, 2021	935,436	$0.30

The following table summarizes information relating to outstanding and exercisable stock warrants as of December 31, 2021:

Warrants Outstanding
	Weighted Average
	Remaining Contractual	Weighted Average
Number of Shares	life (in years)	Exercise Price
935,436	3.68	$0.30

As of December 31, 2021 and December 31, 2020, the intrinsic value warrants outstanding was $0 and $0 based on the closing market price of $0.002 on December 31, 2021 and $0.002 on December 31, 2020, respectively.

Stock Options

During the year ended December 31, 2017, the Company granted 2,650,000 options to consultants, employees and management. One hundred thousand of those options had an exercise price of $.0001, and 250,000 options at an exercise price of $0.01 vested immediately and were valued at the fair value of the Company’s stock at the measurement date less the exercise price. The value of the options was $151,490 and recorded as stock-based compensation. The other 2,300,000 of options vested immediately and the fair value of these options were calculated using the Black-Scholes-Merton model. The stock compensation expense related to these options for the year ended December 31, 2017 was $433,870. During the year ended December 31, 2019, the expiry terms of 875,000 options granted during the year ended December 31, 2017 were extended for two years, resulting in fair value adjustment of $46,513 recorded under stock based compensation expense.

F-27

During the year ended December 31, 2019, the Company granted 50,000 options to consultants with an exercise price of $0.50 vested immediately and the fair value of these options were calculated using the Black-Scholes-Merton model. The stock compensation expense related to these options was $37,061.

There were no stock options issuance during the years ended December 31, 2021 and 2020.

 NOTE 4 – NOTES PAYABLE

Unsecured Notes Payable

On November 25, 2014, the Company issued an unsecured promissory note to an individual in the amount of $100,000 at 10% interest and due on April 1, 2015. On April 1, 2016 the Company entered into a forbearance agreement. The Company was granted an extension of the note through September 30, 2016 in consideration of 150,000 shares of common stock valued at $150,000 with interest accruing after March 29, 2016 at 12%. The lender was issued an additional 50,000 shares valued at $50,000 to extend the note to August 31, 2017. During the year ended December 31, 2019, the Company made $15,000 repayment. The initial extension fee was amortized ratably over the extension period of 180 days. The note and accrued interest were $221,503 and $28,961 as of December 31, 2021 and December 31, 2020. The note is currently in default.

Convertible Notes Payable

As of December 31, 2021 and 2020 convertible notes outstanding $501,856 and $ 349,922 respectively.

	December 31 2021	2020
Principal balances	$334,500	$308,460
Discount		-
Accrued Interest	94,916	41,462
	$429,416	$349,922

NOTE 5 – DERIVATIVE LIABILITIES

The Company analyzed the conversion option for derivative accounting consideration under ASC 815, “Derivatives and Hedging,” and determined that the convertible notes should be classified as a liability since the conversion option becomes effective at issuance resulting in there being no explicit limit to the number of shares to be delivered upon settlement of the above conversion options. The Company accounts for convertible notes and warrants as a derivative liability due to there being no explicit limit to the number of shares to be delivered upon settlement of all conversion options.

The Company determined our derivative liabilities to be a Level 3 fair value measurement and used the Monte Carlo model to calculate the fair value as of December 31, 2020.

F-28

The following table summarizes the derivative liabilities included in the balance sheet at December 31, 2021:

Fair Value Measurements Using Significant Observable Inputs (Level 3)

Balance - December 31, 2020	$620,149
Reduction of derivative liabilities from convertible notes to shares of common stock	(284,150)
Net Loss (gain) on change in fair value of the derivative	719,529
Balance - December 31, 2021	$1,058,528

NOTE 6 – ACQUISITIONS OF ASSETS

On June 18, 2019, the Company completed its acquisition of assets from AH Originals, Inc., a corporation controlled by the same owner group of Global Fiber Technologies, Inc., for the consideration of 6,400,000 shares of common stock to be issued, cash advances of $32,850 and the issuance of a promissory note of $447,150 bears 3% interest per annum and has a one-year term with eight options to extend the maturity date for three-month periods. Management did not consider the transaction to be a business combination due to the common control of AHO and the Company. The assets were recorded at the carrying value. The stock was recorded at is par value and the debt as its fair value. Management considered the 3% interest per the note to be below market and recorded a discount of $211,123.

The acquired assets and assumed liabilities from AH Originals, Inc. summarized as follows:

Assets Acquisition
Equipment	$214,598
Inventory	60,815
Web Site	10,690
Patent	5,510
$291,613
Less Assumed Liabilities	16,336
$275,277

NOTE 7 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2021, net cash proceeds of $165,761 were received from related parties for operating expenses. There were no advances from related party in the year ended December 31, 2020.

F-29

Promissory Notes Payable – related party

On June 18, 2019, the Company issued a promissory note at a principal amount of $447,150 as part of the consideration for the acquisition of assets from AH Originals, Inc., a corporation controlled by the same owner group of Global Fiber Technologies, Inc. The promissory note bears 3% interest per annum and have a one-year term with eight options to extend the maturity date for three-month periods. During the year ended December 31, 2019, debt discount of $35,187 has been amortized.

Convertible Notes Payable – related party

In August 2015, the Company issued an unsecured promissory note to an investor in the amount of $50,000, convertible to common stock at $1.00 per share. The note bears an interest rate of 8% per annum and matured on August 8, 2016. The note is currently unpaid and in default. The note does not contain a beneficial conversion feature.

Related Party Loans

During 2016, the Company received loans from the CEO and a member of the board of directors totaling $284,900. In the year ended December 31, 2017, the Company received additional loans from these individuals in the amount of $160,650. The loans bear interest at 5% per annum and matured on June 30, 2017, and September 30, 2017. During the year ended December 31, 2017, $241,059 of the notes and interest was converted at approximately $0.19 for 580,000 common shares. The conversion of debt resulted in a gain on extinguishment of debt in the amount of $130,859 in the year ended December 31, 2017.

Balances of all loans due to related parties as of December 31, 2021:

	Principal	Accrued Interest	Total
Promissory note - related party (net of $175,936 discount)	$271,214	$104,800	$376,014
Convertible notes – Related party	50,000	28,568	78,568
Related Party Loans	208,150	51,379	259,529
Total Related Parties Loans	529,364	184,747	$714,111

Balances of all loans due to related parties as of December 31, 2020:

	Principal	Accrued Interest	Total
Promissory note - related party (net of $175,936 discount)	$271,214	$91,226	$362,440
Convertible notes	50,000	21,534	71,534
Related Party Loans	208,150	45,777	253,927
Total Related Parties Loans	529,364	158,537	$687,901

F-30

NOTE 8- LEASES

The Company’s right-of-use assets under operating lease for an office premise had expired on October 1 and the lease was not renewed. There are no lease liabilities balances as of December 31, 2021.

The company currently do not have any long-term operating lease. Our operating lease expenses of $506 and $15,385 for the year ended December 31, 2021 and 2020 respectively.

NOTE 9 – INCOME TAXES

The Company provides for income taxes under ASC 740, “Income Taxes.” Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax basis of assets and liabilities and the tax rates in effect when these differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

The components of the Company’s deferred tax asset and reconciliation of income taxes computed at the statutory rate to the income tax amount recorded as of December 31, 2021, and 2020, are as follows:

	December 31,	December 31,
	2021	2020
Net operating loss carryforward	$30,514,150	$29,845,293
Effective tax rate	21%	21%
Deferred tax asset	6,386,972	6,267,512
Less: Valuation allowance	(6,386,972)	(6,267,512)
Net deferred asset	$-	$-

As of December 31, 2021, the Company had approximately $30.5 million in net operating losses (“NOLs”) that may be available to offset future taxable income, which begin to expire between 2029 and 2039. NOLs generated in tax years prior to December 31, 2017, can be carryforward for twenty years, whereas NOLs generated after December 31, 2017, can be carryforward indefinitely. In accordance with Section 382 of the U.S. Internal Revenue Code, the usage of the Company’s net operating loss carry forwards is subject to annual limitations following greater than 50% ownership changes. Tax returns for the years ended 2013 through 2020 are subject to review by the tax authorities.

F-31

NOTE 10 – COMMITMENTS AND CONTINGENCIES

 As of the date of this filing, the Company is a party to three pending litigation matters. The Company does not believe it has any liability nor has it accrued any liability as of December 31, 2021 and 2020 for the following:

One matter is entitled Randazzo LLC v. Avani Holdings LLC & Global Fashion Technologies, Inc. This litigation was initiated by the plaintiff in order to evict Avani Holdings LLC from its rented premises in California and to recover unpaid rent. GFTX does not operate out of the premises in question and has never signed any leases or other documents with the plaintiff. A judgment of eviction was entered, but GFTX does not operate out of the premises in question and therefore did not appear in the matter to oppose the judgment of eviction. The plaintiff is also seeking unpaid rent in the amount of $26,595.

The second matter is entitled Patricia Witthuhn v. Global Fashion Technologies, Inc. This litigation was initiated by the plaintiff in order to collect wages allegedly due pursuant to her employment with Avani Holdings LLC. The Company never hired Ms. Witthuhn and never acquired Avani Holdings, LLC. Consequently, there is no legitimate cause of action against the Company. However, due to cash flow constraints, the Company is unable to hire outside counsel for this litigation. The amount being sought by the plaintiff is approximately $15,000.

The third matter is entitled William Corso v. Global Fashion Technologies, Inc. This litigation was initiated by the plaintiff in order to collect wages allegedly due pursuant to his employment with Avani Holdings LLC. The Company never hired Mr. Corso and never acquired Avani Holdings, LLC. Consequently, there is no legitimate cause of action against the Company. However, due to cash flow constraints, the Company is unable to hire outside counsel for this litigation. The amount being sought by the plaintiff is approximately $40,000.

NOTE 11– NET LOSS PER SHARE

Potentially dilutive securities are excluded from the calculation of net loss per share when their effect would be anti-dilutive. For all periods presented in the consolidated financial statements, all potentially dilutive securities have been excluded from the diluted share calculations as they were anti-dilutive as a result of the net losses incurred for the respective periods. Accordingly, basic shares equal diluted shares for all periods presented.

Potentially dilutive securities were comprised of the following:

	December 31	December 31,
	2021	2020
Warrants	1,150,363	935,436
Options	2,700,000	2,700,000
Convertible notes payable, including accrued interest	106,911,847	590,374,884
	110,762,210	594,010,320

NOTE 12 – SUBSEQUENT EVENTS

Subsequent to December 31, 2021, and through the date that these financials were made available, the Company had the following subsequent events:

On February 2022 the company issued 4,225,000 common stock shares valued at $15,221 at current market price to settle some of its convertible notes.

F-32